UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended April 11, 2003	File No __0-49918__

First Point Minerals Corp.
(Name of Registrant)

Suite 906 – 1112 West Pender Street, Vancouver, B.C. V6E 2S1
(Address of principal executive offices)

1.	Press Release dated March 10, 2003
2.	Annual report for the year ended December 31, 2002
3.	Financial Statements for the year ended December 31, 2002
4.	Form 51-901F - Schedules A, B & C for the year ended December 31, 2002
5.	Information Circular - Management Proxy
6.	Form (Instrument) of Proxy
7.	Notice of Meeting
8.	Letter to Shareholders
9.	Supplemental Mailing List - Return Card
10.	Annual Information Form dated April 01, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.      FORM 20-F XXX      FORM 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____     No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

First Point Minerals Corp.
(Registrant)

Dated April 11, 2003	/s/ Peter Bradshaw, President and Director

Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604-681-8600
Fax: 604-681-8799
e-mail: firstpoint@firstpointminerals.com
TSX Venture Exchange: FPX
FOR IMMEDIATE RELEASE	March 10 th, 2003

First Point Plans Follow-up Diamond Drill Program for the Cacamuyá
Gold-Silver Project.

Dr. Peter Bradshaw, President of First Point Minerals Corp (TSXV:FPX) is pleased to announce that an additional diamond drill program is planned for the Cacamuyá gold property in Honduras to follow-up significant results intersected during the recently completed drill campaign. The planned 5,000 meters of deeper drilling will commence following the selection of a drill contractor and completion of an additional financing. First Point has more than Cdn $1 million in working capital, has no debt and is in discussion with several financial institutions to add to working capital in order to expand the Cacamuyá drill program and other exploration programs in Central and South America.

A major focus of the diamond drill program will be the D4/D5 to Carmen/Esperanza mineralized corridor detailed in the February 25, 2003 news release which included values up to 26.8 g/t gold over 1.5 meters and 19.1 g/t gold over 4.0 meters as well as broader zones of 27 meters containing 2.0 g/t gold. This corridor currently measures 180 meters wide and 1,200 meters long and contains up to 6 zones of epithermal quartz veins and related stockwork veins and disseminated mineralization. The recently completed reverse circulation (RC) drill program penetrated to an average depth of 46 meters and only tested the upper-level portions of the epithermal systems. These broad mineralized zones are anticipated to coalesce at depth into more focused bonanza grade veins. Drill holes ranging between 150 and 350 meters long will test these deeper levels.

Recently completed shallow drilling on the Cerro Chachagua vein intersected 5.3 g/t gold over 2.8 meters from 54.8 to 57.6 meters down the hole in D24, and 8.6 g/t gold over 1.5 meters from 24.4 to 25.9 meters down the hole in D25, in both cases where the vein is hosted in or near the Cerro Chachagua intrusion. Step out holes beyond the 700 meter long intrusive have demonstrated that the vein is probably down faulted beyond the boundaries of the intrusion. Deeper drilling is required over the currently defined 700 meter strike length of the Cerro Chachagua intrusive and will be included in the next program as will follow-up deeper drilling at Filo Lapa and Hilo Libre. First Point is significantly expanding its exploration in Central America. In addition to planned drilling at Cacamuyá, the company is currently trenching the Rio Luna gold epithermal vein system in Nicaragua. Initial results from the trenching program include 4.5 g/t gold over 8 meters obtained from quartz veins and thinner adjacent veins and altered wallrock. First Point has accelerated this trenching program and anticipates a drill program at Rio Luna later this year.

As recently announced, First Point will also explore for large copper–gold deposits in Honduras, Nicaragua and El Salvador in joint venture with BHP Billiton during the coming year.

First Point Minerals Corp. is a Canadian precious and base metal exploration company focused on the Americas. For more information, including an interactive Cacamuyá property map, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600. The interactive map on the website shows the drill target areas, a summary of key drill and trench results, geology, rock alteration, geochemistry and topography on a series of layers that can be turned on and off. Past production and current reserves of gold and silver mines in Central America as well as related information are also on the website.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter Bradshaw”
Peter Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.

First Point is an international mineral exploration company with offices in North and Central America, and Peru, using its technical expertise to acquire properties at an early stage and advance them through exploration to discovery of significant deposits.

www.firstpointminerals.com

FIRST POINT MINERALS CORP.

COMPANY’S PROPERTIES & JOINT VENTURE AREA
IN CENTRAL AMERICA

Pan American Highway
HONDURAS
Vueltas del Rio 0.4
Cerro Blanco 1.8
Marlin 2.4
El Tambor
San Andreas 2.0
San Martin 1.4
CEDROS
GUATEMALA CITY
Rosario 0.75, 129
Yuscaran 1.0, 5.0
TEGUCIGALPA
Bonanza 3.0, 0.6
El Dorado 0.5
SAN SALVADOR
EL SALVADOR
CACAMUYA
BHP BILLITON JV
La India 0.8
El Limon 2.9, 4.0
RIO LUNA
La Libertad 2.6
MANAGUA
EPITHERMAL DEPOSIT OR SHOWING MILLION OUNCES OF GOLD, SILVER
FIRST POINT PROPERTIES
NICARAGUA
100 KM
Crucitas 2.0

www.firstpointminerals.com

LETTER TO THE SHAREHOLDERS

March 25th, 2003

During the past year, First Point Minerals continued its focus on exploration opportunities in Central America, targeting gold, silver and more recently copper in Honduras, Nicaragua and El Salvador. Exploration in these countries continues to be very active because of successful discoveries and the recognition that this region has been significantly under-explored. Evaluation of other gold and silver opportunities, particularly in Peru as well as Central America is ongoing, and we feel confident more properties with excellent exploration potential remain to be discovered in these areas.

Our exploration of the Cacamuyá gold project in southern Honduras returned highly encouraging results during 2002. The Company completed a 2,000-meter reverse circulation drill program in late 2002 and a further 2,500 meters in early 2003 that tested six different targets. Based on the positive results from this work, a diamond drill program of 5,000 meters is planned for later this spring. A major focus of this program will be the recently defined D4/D5 to Carmen/Esperanza mineralized corridor. At D4/D5 values up to 26.8 g/t gold over 1.5 meters and 19.1 g/t gold over 4.0 meters, as well as broader zones of disseminated mineralization including 27 meters containing 2.0 g/t gold, have been drill intersected. At Carmen/Esperanza 1,200m along strike to the west, where work stopped in 1920 when the water table was encountered, historic grade averaged 25.4 g/t gold based on old mine records. The D4/D5 to Carmen/Esperanza mineralized corridor measures 180 meters wide by 1,200 meters long and contains up to six zones of epithermal quartz veins and related stockwork veins and disseminated mineralization. Based on geology, geochemistry and the character of the quartz veins near surface where they have been intersected by trenching and shallow drilling, the mineralized zones are anticipated to coalesce at depth into more focused bonanza grade veins. The next drilling phase will test these as well as other zones.

First Point entered into an Option to Purchase Agreement to acquire a 100% interest in the 126-square-kilometer Rio Luna Gold Property, located 10 kilometers north of the city of Boaco. Preliminary exploration on the property has identified four, low-sulphidation epithermal quartz veins of which the principal structure is at least 4.4 kilometers long and 2 to 10 meters wide. Rock sampling from trenches has returned values up to 10.5 g/t gold over 2.0 meters and 4.5 g/t gold over 8.0 meters. This property has never been systematically explored and never drill tested. The Company is currently conducting systematic exploration, including grid-controlled geological mapping, rock sampling, and trenching prior to drilling, planned for later this year.

Subsequent to year end, the Company entered into a strategic exploration and property option agreement with BHP Billiton to explore for very large porphyry copper-gold deposits in three Central American countries; Honduras, Nicaragua and El Salvador. Both parties have agreed to contribute US$100,000 each to an exploration program managed by First Point. A 50/50 joint venture will be formed on each and every copper-gold property selected by BHP Billiton, who will then have the option of earning a further 10% in each joint venture by spending, within three years, a further US$1,000,000 on each selected property. If agreed by the parties, any joint venture can enter into a second exploration phase totalling US$2,000,000, which will be split 60/40 (BHP Billiton/First Point). Thereafter, BHP Billiton can earn a further 10% interest by advancing the project to feasibility with First Point's 30% interest being carried. In the event that gold/silver only projects are discovered by this work, they will be retained 100% by First Point. All of First Point's current properties are excluded from this agreement.

The significant increase in the price of gold during the past year has created increased investor interest in well managed, technically competent gold exploration companies like First Point. This has allowed us to raise equity financing to fund our exploration activities. Although we are pleased about this recent trend, we are cognisant of our continued responsibility for the prudent use of these limited exploration monies.

On behalf of First Point's Board of Directors, I feel confident in stating to our shareholders that your Company's future will continue to be exciting and growth-oriented. We are proud of the strides First Point has achieved in 2002 and we look forward to bringing you more rewarding news in 2003.

Peter M.D. Bradshaw
President & CEO

Visit our website at www.firstpointminerals.com for project descriptions, maps and pictures

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND THE RESULTS OF OPERATIONS FOR 2002

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes.

Description of Business

First Point Minerals Corp. is a Canadian exploration company that specializes in recognizing and acquiring mineral properties at an early stage and advances them using its technical expertise and experience. Since it was established as a mineral exploration company in June 1996 (from a junior capital pool company incorporated on February 2, 1995), the company has focused on selecting and advancing properties with the potential to achieve much better than average economics for the industry.

First Point Minerals has focused its mineral exploration on gold-silver, platinum-palladium, and silver-zinc properties in the Americas. The Company is exploring for gold-silver on the Cacamuyá property and for silver-zinc on the Cedros property, both in Honduras, Central America and has acquired an option to purchase 100% of the Rio Luna gold prospect in Nicaragua. The Company holds platinum and palladium properties in Ontario and the Ungava region of Quebec.

Discussion of Operations and Financial Condition

In Honduras:
During the year the company continued to advance the Cacamuyá gold-silver property in southern Honduras by carrying out a reverse circulation drill programme, which totaled 1,327 meters in 12 drill holes. In addition, the machine trenching program, which began in the first quarter of this year, continued with several hundred meters completed.

A total of 8 holes were drilled in Filo Lapa and Filo Lapa North for a total of 852 meters. This area is considered an exploration target for both high level, oxidized, bulk mineable mineralization similar to Glamis' San Martin deposit, also in Honduras, plus deeper seated, structurally controlled, high grade, feeder type mineralization such as at El Peñón in Chile, or the Sleeper deposit in Nevada. As outlined in the first quarter report, the northeast trending Filo Lapa Target, using a 0.5 grams/tonne gold cut off, was expanded to about 300 meters long and 20 and 80 meters wide, more than double the area previously announced. The drilling demonstrated that similar grades continue with depth. In addition, hole RC03 intersected 17.9 grams/tonne gold over 1.5meters in what is interpreted as a high grade feeder zone. At Hilo Libre, 2 kilometers north of Filo Lapa, one of four holes intersected 7.9 grams/tonne gold over 4.5 meters which is also interpreted as a high grade feeder.

Further mechanical trenching was completed in the D4/D5 target area, which is approximately one kilometer north-east of Filo Lapa. Sample intervals ranged from less than 1 to up to 10 meters long, depending on rock type and alteration characteristics. Results included quartz veins with values such as 50.0 grams/tonne gold over a true width of 0.4 meters, and broader gold values in quartz stockwork and disseminated quartz zones such as 1.6 grams/tonne gold over 24.7 meters, 1.7 grams/tonne gold over 10m and 1.0 grams/tonne gold over 20 meters. The D4/D5 target is a zone of intensely altered and oxidized volcanics with varying proportions of small quartz fragments and local quartz veins, in an area at least 500 meters long by 50 to 200 meters wide. This exhibits potential for disseminated mineralization enclosing high grade veins and stockwork zones that may have bulk tonnage potential. The Cerro Chachagua structure, where earlier drilling intersected 104.7 grams/tonne gold over an apparent true width of 6.2 meters in hole D6, is 200 meters south of the D4/D5 target area in a parallel structure.

Due to the very depressed price of zinc, exploration was focused on the Company's precious metal properties and as a result there was no significant exploration activity on the Cedros silver-zinc property.

In Canada:
The company completed three scout diamond drill holes on the Frederick House platinum-palladium property in the first quarter, without significant results. Two additional holes were drilled on a primary target in the fourth quarter. Results were anomalous in platinum and palladium but not sufficiently encouraging to warrant further work. The Frederick House property will be returned to East West Resource Corporation, the property owner and the remaining claims, of which the company owns 100% and which together form the Mann Project near Timmins, Ontario will be allowed to lapse. The company's other platinum-palladium properties in Ontario and Quebec, namely Lac Watts and Acadia, will also be allowed to lapse.

In Nicaragua:
In December 2002, the Company entered into an option to purchase agreement to acquire a 100% interest in the Rio Luna gold property in Nicaragua. Surface work and mapping will commence on this property in early 2003.

The company formed a local 100% owned Nicaraguan entity “First Point Nicaragua S.A.” as the first step in commencing the application process for mineral title for ground in Nicaragua.

Results of Operations

The Company expended $598,712 on its mineral properties in the current year to December 31. Of this amount, $530,992 was incurred in Central America, almost entirely on Cacamuyá and the balance was spent on the platinum-palladium projects in Ontario.

During the twelve months ended December 31, 2002, the Company realized a net loss of $581,906 or $0.03/share compared to a net loss of $244,524 or $0.02/share in 2001. The increased loss is primarily due to seven cost areas. These include; management fee increases of $23,000; legal fee increases of $18,600; and shareholder cost increases of $17,200 resulting from the large number of share placements done in the current year and from costs associated with preparing and filing a preliminary Form 20F with the Securities and Exchange Commission of the United States. Similarly, travel and promotion costs increased $65,000 due to an investor awareness program to highlight the Company's activities in Central America and Ontario.

The other factor affecting the comparison of losses for the two periods was exploration. General exploration, that is, non-project exploration costs that are charged as an expense as incurred, were $147,000 in the current year compared to a cost of $132,725 for the same period last year. Write-off of mineral property exploration, that is, the accumulated cost of specific exploration projects that were terminated in a period, were $175,878 in the 2002 year with no similar write-offs in 2001.

FinancingActivities

The Company issued 6,006,815 common shares and 2,431,737 share purchase warrants in the period from January 1 to December 31, 2002. Of the shares issued, 3,988,475 were issued by private placement, 1,873,340 were issued on exercise of share purchase warrants, 45,000 were issued on the exercise of options and 100,000 shares were issued as a property option payment. The total of the share issues provided proceeds of $1,905,883 to the Company.

Liquidity and Capital Resources

Working capital as at December 2002 was $1,022,530 and the Company has no long-term debt. Working capital as at December 31, 2001 was $127,286.

As at December 31, 2002 the Company had 22,839,954 common shares issued and outstanding (29,486,691 common shares on a fully diluted basis).

The ability to meet its ongoing obligations is dependent on the Company raising funds by the issue of equity. All of the Company's short and medium term operating and exploration expenditures must be derived from such equity funding or from entering into farm-out arrangements with major mining companies. In the future, should market conditions limit the amount of funds available for planned ongoing activities, the Company will review its exploration holdings and work programs to prioritize project expenditures.

Outlook, Risks and Uncertainties

The Cacamuyá gold-silver property has the potential to add significant value to the Company with the next drilling campaigns. The Rio Luna gold property is at an earlier stage of exploration but a trenching program, which will commence in 2003, is expected to define drill targets before year- end. In addition the company feels that the Cedros silver-zinc property could have significant merit with an improvement in the price of zinc. Furthermore the company is actively pursuing additional mineral exploration opportunities particularly in, but not restricted to, the Americas.

The Company, in 2003, is entering into a new program of exploration in Central America where it will, in partnership with BHP Billiton, explore for very large porphyry copper/gold deposits in the countries of El Salvador, Honduras and Nicaragua. The target of the initial budget of US$200,000 is the identification and acquisition of properties with the potential to host this type of mineralization.

Any discussion of the Company's outlook must be tempered by the risks associated with mineral exploration and the cyclical nature of the mining industry, and also by the Company's limited level of operating capital. The industry is capital intensive and subject to fluctuations in metal prices. There is no certainty that the properties, which the Company has deferred as assets on its consolidated balance sheet, will be realized. There may be political and social risk in the areas that the company operates.

The goals of management are to identify and control the risks that are inherent in exploration. The main strengths of the company lie in management's extensive national and international experience in operating in these environments and its ability to assess and advance mineral properties.

AUDITORS' REPORT

To the Shareholders of First Point Minerals Corp.,

We have audited the consolidated balance sheets of First Point Minerals Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows, and the consolidated schedule of mineral property costs for each of the years in the three year period then ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 25, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated March 25, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 25, 2003

FIRST POINT MINERALS CORP.
Consolidated Balance Sheets
As at December 31,

	2002	2001
	$	$
A S S E T S

Current
Cash	946,333	198,936
Amounts receivable	59,052	9,706
Prepaid expenses	24,242	19,219

	1,029,627	227,861
Funds in trust (note 8)	59,851	59,085
Capital assets (note 3)	29,242	24,109
Mineral properties (note 4)	2,738,686	2,315,852

	3,857,406	2,626,907

L I A B I L I T I E S

Current
Accounts payable and accrued liabilities	7,097	100,575

S H A R E H O L D E R S' E Q U I T Y

Share capital (note 5)	8,015,161	6,109,278)
Deficit	(4,164,852)	(3,582,946)

	3,850,309	2,526,332)

	3,857,406	2,626,907

See notes to the consolidated financial statements.

FIRST POINT MINERALS CORP.
Consolidated Statements of Operations and Deficit
For the Years Ended December 31,

	2002	2001	2000
	$	$	$
Revenue
Interest	13,480	8,416	19,157
Other income	-	-	19,920

	13,480	8,416	39,077

Expenses
Accounting and audit	14,785	6,124	6,674
Amortization	6,626	6,674	8,818
Communication	5,486	3,252	3,042
Consulting	1,000	9,347	3,739
Foreign exchange gain	(5,926)	(3,108)	(1,187)
General exploration	147,000	132,725	163,129
Insurance	2,055	2,000	876
Legal	20,800	2,236	6,672
Management fees	33,200	10,000	12,000
Office and administration	8,335	3,925	13,797
Rent	12,623	11,564	17,955
Travel and promotion	69,618	4,613	9,290
Trust and filing fees	25,091	7,847	8,890
Wages	78,815	55,741	39,302
Write-off of mineral properties	175,878	-	242,692

	595,386	252,940	535,689

Net loss for the year	(581,906)	(244,524)	(496,612)
Deficit - beginning of the year	(3,582,946)	(3,338,422)	(2,841,810)

Deficit - end of the year	(4,164,852)	(3,582,946)	(3,338,422)

Loss per share (note 6)	$(0.03)	$(0.02)	$(0.04)

See notes to the consolidated financial statements.

FIRST POINT MINERALS CORP.
Consolidated Statements of Cash Flows
For the Years Ended December 31,

	2002	2001	2000
	$	$	$
Cash provided by (used for):

Operating activities
Net loss for the year	(581,906)	(244,524)	(496,612)
Add items not involving cash:
Amortization	6,626	6,674	8,818
Write-off of mineral property costs	175,878	-	242,692
Interest earned on funds in trust	(766)	(2,590)	(3,995)

	(400,168)	(240,440)	(249,097)
Changes in non-cash working capital components:
Accounts receivable	(49,346)	11,903	(18,447)
Prepaid expenses	(5,023)	13,779	(28,994)
Accounts payable and accrued liabilities	(93,478)	93,120	46,778)

	(548,015)	(121,638)	(249,760)

Financing activities*
Receipt of funds in trust	-	-	15,000
Cash proceeds from shares issued, net of cash issue costs	1,850,883	416,852	1,055,823

	1,850,883	416,852	1,070,823

Investing activities*
Mineral property costs	(543,712)	(422,596)	(661,675)
Purchase of capital assets	(11,759)	-	-

	(555,471)	(422,596)	(661,675)

Net cash provided (used) during the year	747,397	(127,382)	159,388

Cash - beginning of the year	198,936	326,318	166,930

Cash - end of the year	946,333	198,936	326,318

* Supplemental disclosure of non-cash financing and investing activities:

•
During the current year, the Company issued 100,000 (2001 - 100,000, 2000 - 10,000) common shares at an aggregate value of $55,000 (2001 - $20,000, 2000 - $5,000) in connection with mineral property acquisition agreements.

•	During the 2001 year, the Company issued 331,250 common shares to settle an aggregate of $66,250 in accrued liabilities, and issued 25,000 shares for a $5,500 finder's fee.

See notes to the consolidated financial statements.

FIRST POINT MINERALS CORP.
Consolidated Schedule of Mineral Property Costs

	Balance,		Balance,			Balance,
	December 31,		December 31,			December 31,
	2000	Expenditures	2001	Expenditures	Write-offs	2002
	$	$	$	$	$	$
HONDURAS
Cedros Property
Acquisition	113,709	18,611	132,320	2,360	-	134,680
Exploration					-
Assays	1,409	-	1,409	-	-	1,409
Field office expenses	58,167	1,264	59,431	3,776	-	63,207
Geological and geophysical	361,809	222	362,031	-	-	362,031
Travel and accommodation	60,954	272	61,226	-	-	61,226
Wages	500,456	1,444	501,900	1,657	-	503,557

	1,096,504	21,813	1,118,317	7,793	-	1,126,110

Cacamuya Property
Acquisition	43,710	20,000	63,710	89,581	-	153,291
Exploration
Assays	41,889	8,446	50,335	32,668	-	83,003
Drilling and trenching	237,697	-	237,697	123,821	-	361,518
Field office expenses	7,994	6,282	14,276	93,987	-	108,263
Geological and geophysical	96,007	35,254	131,261	-	-	131,261
Travel and accommodation	46,573	24,455	71,028	29,353	-	100,381
Wages	302,882	218,188	521,070	125,427	-	646,497

	776,752	312,625	1,089,377	494,837	-	1,584,214

NICARAGUA
Rio Luna
Acquisition	-	-	-	16,779	-	16,779
Exploration	-	-	-	-
Field office expenses	-	-	-	4,097	-	4,097
Travel and accommodation	-	-	-	7,486	-	7,486

	-	-	-	28,362	-	28,362

CANADA
Mann Project
Acquisition	-	20,000	20,000	-	(20,000)	-
Exploration
Assays	-	2,349	2,349	256	(2,605)	-
Field office expenses	-	23	23	1,522	(1,545)	-
Geological and geophysical	-	40,339	40,339	-	(40,339)	-
Travel and accommodation	-	5,703	5,703	593	(6,296)	-
Wages	-	39,744	39,744	3,262	(43,006)	-

	-	108,158	108,158	5,633	(113,791)	-

Frederick House
Acquisition	-	-	-	1,100	(1,100)	-
Exploration
Assays	-	-	-	1,378	(1,378)	-
Drilling and trenching	-	-	-	28,834	(28,834)	-
Field office expenses	-	-	-	9,895	(9,895)	-
Geological and geophysical	-	-	-	4,271	(4,271)	-
Travel and accommodation	-	-	-	2,418	(2,418)	-
Wages	-	-	-	14,191	(14,191)	-

				62,087	(62,087)	-

TOTAL	1,873,256	442,596	2,315,852	598,712	(175,878)	2,738,686

See notes to the consolidated financial statements.

FIRST POINT MINERALS CORP.
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

1.	NATURE OF OPERATIONS

The Company is incorporated under the Alberta Business Corporations Act and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. At the date of the financial statements, the Company has not identified a known body of commercial grade ore on any of its properties and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. As described in note 11, these principles differ in certain respects from principles and practices generally accepted in the United States. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Deferred Property Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the units-of-production basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes the cash consideration paid and the fair market value of any common shares issued on the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The recorded cost of mineral claims and deferred exploration and development costs represent costs incurred and are not intended to reflect present of future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

CapitalAssets

Capital assets consist of office furniture and equipment and computer equipment, which are recorded at cost and amortized on the declining-balance basis at rates of 20% and 30% per annum, respectively.

Translation of Foreign Currency

The accounts of foreign operations are translated into Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates; other assets and liabilities at applicable historical exchange rates; revenues and expenses at the average rate of exchange for the year, except for non-monetary expenses which are recorded at the rates used for the translation of the related assets. Foreign exchange translation gains and losses are included in current operations.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance. Common shares issued as flow-through shares are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Costs incurred to issue common shares are deducted from share capital.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the continuing viability of mineral property interests and the determination of reclamation obligations and rates for amortization. Actual results could differ from these estimates.

Financial Instruments

The carrying amounts of the Company's financial instruments, consisting largely of cash, amounts receivable and accounts payable, approximate fair market values because of the limited terms of these instruments. Fair value estimates are made at each balance sheet date, based on relevant market information and information about the financial instruments. Depending on the nature of the financial instrument, these estimates can be subjective in nature and involve uncertainties in significant matters of judgement and, therefore, are inherently imprecise. Changes in assumptions could further significantly affect these estimates.

Stock-Based Compensation

The Company follows the intrinsic value method of accounting for stock options granted to directors and employees. Under this method, no compensation expense is recorded when stock options are granted to directors and employees if the exercise price of the stock options granted is at or above the current market value. Any consideration paid by directors and employees on the exercise of stock options is credited to share capital. The effects of accounting for stock-based compensation to directors and employees as a compensation expense, using the fair value method, is disclosed as pro-forma information.

In connection with this pro-forma disclosure, the Company recognizes the expense in the period that the options are vested.

The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2002.

Income Taxes
The Company accounts for and measures future tax asset and liabilities in accordance with the liability method.

Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Assuming the Company's operations remain at the exploration stage, such an allowance will continue to apply fully for the foreseeable future to all potential income tax assets. Accordingly, the Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

3.	CAPITAL ASSETS

		2002			2001
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Computer	26,832	19,779	7,053	21,517	17,894	3,623
Office furniture and equipment	69,080	46,891	22,189	62,636	42,150	20,486

	95,912	66,670	29,242	84,153	60,044	24,109

4.	MINERAL PROPERTIES

HONDURAS

Cedros Property
The Company has an option agreement to acquire a 100% interest in three mineral concessions and exploration permits in the Cedros region. To earn its interest at any time, the Company must issue 225,000 common shares (none issued to date). The concessions and permits are subject to a 2% Net Smelter Return (“NSR”) royalty which can be purchased by the Company at any time for U.S.$1,000,000.

Cacamuyá Property
The Company acquired an option in July 1999 to purchase a 60% interest in the Cacamuyá Property in southern Honduras from Battle Mountain Gold Company ("BMG"). BMG has subsequently become a wholly-owned subsidiary of Newmont Gold Company.

To earn its interest, the Company must incur U.S.$1,000,000 in exploration expenditures (U.S. $813,642 incurred) and issue 700,000 common shares (200,000 issued currently) over five years. BMG will retain a 0.6% NSR interest in the property.

The Company also has an option to earn the remaining 40% interest in this property from a wholly-owned Honduran subsidiary of Breakwater Resources Ltd. by issuing 500,000 common shares at such time as the Honduran government enacts the regulations to the new Honduran mining code and converts title to the property. Breakwater Resources will retain a sliding scale NSR of 0.4% of the gross sale proceeds starting at US$325/ounce gold and rising to a maximum of 1.2% of the gross sale proceeds at US$400/ounce gold for all gold production, and 0.4% of the gross sale proceeds starting at US$5.25/troy ounce silver and rising to a maximum of 1.2% of the gross sale proceeds at US$7.00/troy ounce silver for all silver production.

CANADA

Mann Project
The Company held an interest in 4 properties in Ontario, collectively known as the Mann Project. The Company held a 100% interest in the Hall, Garnet and Devonshire properties, and had an option to earn a 50% interest in the Frederick House Property from East West Resources (“EWR”) by making cash payments totaling $60,000 ($20,000 paid) and incurring exploration expenditures of $500,000. In the 256 hectare area of historic trenches within the Frederick House property, Falconbridge retained a 2% net smelter return and had the right to back-in to a 50% interest by making twice the cash payments and exploration expenditures of the previous combined payments and expenditures of EWR and the Company. In the current year, the Company decided to abandon its interests in the Frederick House and Mann Project properties and wrote off all costs associated with them.

Other Properties
The Company has certain additional property interests located in Canada in the Provinces of Ontario and Quebec. No material deferred costs have been incurred to date in respect to these properties.

NICARAGUA

Rio Luna Property
During the current year, the Company entered into an option agreement to acquire a 100% interest in the Rio Luna Property in Nicaragua from Terra Nova Resources Inc. (“NRI”) and Inversiones de Terra Nova S.A. (“Intersa”) (a subsidiary of NRI).

To earn its interest, the Company must make a U.S.$7,500 cash option payment to Intersa (paid) and incur U.S.$10,000 in exploration and development expenditures prior to the first anniversary of the option agreement. To keep the option in good standing the Company must also make option payments to NRI of U.S.$7,500 and 15,000 common shares of the Company prior to or on the first anniversary date of the agreement, U.S.$10,000 prior to or on the second anniversary date, and 60,000 common shares of the Company prior to or on the third anniversary date.

5.	SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

	Number of
	Common
	Shares	$
Common shares:
Issued at December 31, 2000	14,276,389	5,606,176

Shares for accrued liabilities	331,250	66,250
Mineral property acquisition	100,000	20,000
Private placements - flow through (1)	725,500	146,852
Finder's fee (2)	25,000
Private placement - non-flow through (3)	1,375,000	270,000

	2,556,750	503,102

Issued at December 31, 2001	16,833,139	6,109,278

Mineral property acquisition	100,000	55,000
Private placements (4)	4,751,690	1,305,545
Warrants exercised	1,110,125	536,338
Options exercised	45,000	9,000
	6,006,815	1,905,883

Issued at December 31, 2002	22,839,954	8,015,161

(1) net of share issue costs of $8,258
(2) shares issued for finder's fee of $5,500 also recorded as a share issue cost
(3) net of share issue costs of $5,000
(4) net of share issue costs of $97,104

a)	Summary of warrants and stock options outstanding at December 31, 2002:

Options	Number	Exercise Price	Expiry
	Outstanding	$	Date

Stock Options	199,000	0.45	February 16, 2004
	50,000	0.32	August 1, 2004
	620,000	0.39	December 27, 2004
	50,000	0.53	February 27, 2005
	50,000	0.55	April 30, 2005
	315,000	0.50	June 27, 2005
	75,000	0.19	January 16, 2007
	305,000	0.20	January 22, 2007
	50,000	0.53	June 4, 2007
	460,000	0.55	June 27, 2007
	100,000	0.20	December 12, 2007

	2,274,000

Warrants	*598,750	0.25	January 29, 2003
	1,375,000	0.30	December 14, 2003
	125,000	0.30	January 4, 2004
	1,250,000	0.30/0.35	May 12, 2003/2004
	375,000	0.30/0.35	May 12, 2003/2004
	82,987	0.60/0.65	July 2, 2003/2004

	3,806,737

* 57,750 expired unexercised - refer also to note 12

b)	Stock Options
Stock options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined by their market value on the date of the grant. At December 31, 2002, the Company had stock options outstanding for 2,274,000 common shares.

			Weighted-Average
Option continuity schedule	Weighted-Average	Number of	Contractual
	Exercise Price	Options	Remaining Life

Balance, December 31, 2000	0.47	1,269,000	3.81
Granted	0.20	25,000

Balance, December 31, 2001	0.47	1,294,000	2.81
Granted	0.39	1,160,000
Exercised	0.20	(45,000)
Expired or cancelled	0.83	(135,000)

Balance, December 31, 2002	0.41	2,274,000	3.03

b)	Stock Options (continued)
If the Company had accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the year ended December 31, 2002 would be as follows:

Net loss for the year
As reported	$581,906
Compensation expense	186,154

Pro-forma net loss for the year	768,060

Loss per share
As reported	$(0.03)
Pro-forma	(0.04)

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 4.80%; an expected life of 5 years; an expected volatility of 42%; and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

6.	LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year. Fully diluted loss per share has not been calculated as it is anti-dilutive.

7.	RELATED PARTY TRANSACTIONS

During the year, the Company paid a private company controlled by a director $33,200 (2001 - $25,000) for administrative services and as at December 31, 2002 owes this individual an aggregate of $Nil (2001 - $5,500) .

The President of the Company was paid $124,994 (2001 - $125,000) and is owed an aggregate of $1,138 (2001 - $78,333), for advances and expense reimbursements in the current year (represents the cumulative unpaid portion of salary amounts for the previous year), as at December 31, 2002.

Legal and other services of $39,748 (2001 - $15,450) were provided by a law firm of which a director of the Company is a partner.

All year end balances are included within accounts payable and accrued liabilities and amounts receivable, as applicable, in these financial statements.

8.	FUNDS IN TRUST

In a previous year, the Company contributed $67,500 to a trust account of which an officer would become the beneficiary under certain conditions relating to his future loss of employment with the Company. During 2000, this officer agreed to release $15,000 of the principal balance back to the Company. The Company has not to date and will not recognize any expense in connection with the principal amount until, and if, amounts are paid to the recipient. The likelihood of this occurring is not presently determinable. At December 31, 2002, the balance in trust consists of the principal amount of $52,500 (2001 - $52,500) plus interest of $7,351 (2001 - $6,585), which accrues in favour of the Company and is included in its income.

9.	LEASE OBLIGATION

The Company had entered a five and one-half year lease agreement, commencing August 1, 1996, to rent office space for $4,080 per month. At June 1, 2002, the Company entered into a new lease agreement to rent office space for a five year term at $3,631 per month.

10.	INCOME TAXES

The Company has aggregate non-capital losses of approximately $2.5 million and $2.7 million in deductions in Honduras available to reduce taxable income in future years, as necessary. The future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements as it cannot be considered likely that these amounts will be utilized.

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (f) provide a summary on the impact of these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

		December 31,

		2002	2001	2000
		$	$	$
a)	Assets
	Deferred Property Costs
	Deferred property costs following Canadian GAAP	2,738,686	2,315,852	1,873,256
	Less deferred property costs	(2,738,686)	(2,315,852)	(1,873,256)

	Deferred property costs following U.S. GAAP	-	-	-

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLYACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

		December 31,

		2002	2001	2000
		$	$	$
b)	Operations
	Net loss following Canadian GAAP	(581,906)	(244,524)	(496,612)
	Deferred property costs expensed under U.S. GAAP	(598,712)	(442,596)	(666,675)
	Deferred property costs written-off under Canadian GAAP	175,878	-	242,692
	Net loss under U.S. GAAP	(1,004,740)	(687,120)	(920,595)

c)	Deficit
	Closing deficit under Canadian GAAP	(4,164,852)	(3,582,946)	(3,338,422)
	Adjustment to deficit for deferred property costs written-off under U.S. GAAP	(2,738,686)	(2,315,852)	(1,873,256)

	Closing deficit under U.S. GAAP	(6,903,538)	(5,898,798)	(5,211,678)

d)	Cash Flows - Operating Activities
	Cash applied to operations under Canadian GAAP	(548,015)	(121,638)	(249,760)
	Add net loss following Canadian GAAP	581,906	244,524	496,612
	Less net loss following U.S. GAAP	(1,004,740)	(687,120)	(920,595)
	Less deferred property costs written-off under Canadian GAAP	(175,878)	-	(242,692)
	Add non-cash deferred property expenditures under U.S. GAAP	55,000	20,000	5,000

	Cash applied to operations under U.S. GAAP	(1,091,727)	(544,234)	(911,435)

e)	Cash Flows - Investing Activities
	Cash applied under Canadian GAAP	(555,471)	(422,596)	(661,675)
	Add cash property costs expensed under U.S. GAAP	543,712	422,596	661,675

	Cash received from (applied to) investing activities under U.S. GAAP	(11,759)	-	-

f)	Loss per Share under U.S. GAAP	$(0.05)	$(0.05)	$(0.07)

The Company considers that no other financial statement line item differences exist in respect to a hypothetical application of U.S. GAAP to these financial statements.

12.	SUBSEQUENT EVENTS

In addition to any items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2002:

• The Company issued an aggregate of 566,000 common shares to raise $142,750 through the exercise of warrants and 50,000 common shares to raise $16,000 pursuant to the exercise of stock options.

•
The Company entered into an exploration and property option agreement with BHP Billiton (“BHP B”) World Explorations Inc, whereby both parties are to contribute on a 50/50 basis US$200,000 to an exploration program. The contribution of BHP B will be comprised of US$50,000 in cash and a private placement for US$50,000 in common shares of the Company.

REGISTRAR AND TRANSFER AGENT	BRANCH TRANSFER AGENT
Computershare Trust Company of Canada	Computershare Trust Company of Canada
510 Burrard Street	530 – 8th Avenue S.W.
Vancouver, BC	Calgary, AB
V6C 3B9	T2P 3S8

BANKERS	AUDITORS
Canadian Imperial Bank of Commerce	De Visser Gray
400 Burrard Street	Chartered Accountants
Vancouver, BC	401 - 905 West Pender Street
V6C 3A6	Vancouver, BC
V6C 1L6
LAWYERS
Heenan Blaikie	LISTING
2200 - 1055 West Hastings Street	TSX Venture Exchange
Vancouver, BC	Trading Symbol FPX
V6E 2E9

HEAD OFFICE	SOUTH AMERICAN OFFICE
906 – 1112 West Pender Street	Miguel de Cervantes
Vancouver, BC	780 Apt. 502
V6E 2S1	San Isidro, Lima 27
Canada	Peru
tel: 604-681-8600	tel: (511) 422-8471
fax: 604-681-8799	fax: (511) 440-1561
Email: firstpoint@firstpointminerals.com	Email: almanri@terra.com.pe

Visit our website at www.firstpointminerals.com for project description, maps and pictures.

FIRST POINT MINERALS

Consolidated Financial Statements

December 31, 2002
and
December 31, 2001

D E   V I S S E R  G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax:  (604) 687-6737

AUDITORS' REPORT

To the Shareholders of First Point Minerals Corp.,

We have audited the consolidated balance sheets of First Point Minerals Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows, and the consolidated schedule of mineral property costs for each of the years in the three year period then ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 25, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated March 25, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 25, 2003

FIRST POINT MINERALS CORP.
Consolidated Balance Sheets
As at December 31,

	2002	2001
	$	$
A S S E T S

Current
Cash	946,333	198,936
Amounts receivable	59,052	9,706
Prepaid expenses	24,242	19,219

	1,029,627	227,861
Funds in trust (note 8)	59,851	59,085
Capital assets (note 3)	29,242	24,109
Mineral properties (note 4)	2,738,686	2,315,852

	3,857,406	2,626,907

L I A B I L I T I E S

Current
Accounts payable and accrued liabilities	7,097	100,575

S H A R E H O L D E R S' E Q U I T Y

Share capital (note 5)	8,015,161	6,109,278)
Deficit	(4,164,852)	(3,582,946)

	3,850,309	2,526,332)

	3,857,406	2,626,907

See notes to the consolidated financial statements.

FIRST POINT MINERALS CORP.
Consolidated Statements of Operations and Deficit
For the Years Ended December 31,

	2002	2001	2000
	$	$	$
Revenue
Interest	13,480	8,416	19,157
Other income	-	-	19,920

	13,480	8,416	39,077

Expenses
Accounting and audit	14,785	6,124	6,674
Amortization	6,626	6,674	8,818
Communication	5,486	3,252	3,042
Consulting	1,000	9,347	3,739
Foreign exchange gain	(5,926)	(3,108)	(1,187)
General exploration	147,000	132,725	163,129
Insurance	2,055	2,000	876
Legal	20,800	2,236	6,672
Management fees	33,200	10,000	12,000
Office and administration	8,335	3,925	13,797
Rent	12,623	11,564	17,955
Travel and promotion	69,618	4,613	9,290
Trust and filing fees	25,091	7,847	8,890
Wages	78,815	55,741	39,302
Write-off of mineral properties	175,878	-	242,692

	595,386	252,940	535,689

Net loss for the year	(581,906)	(244,524)	(496,612)
Deficit - beginning of the year	(3,582,946)	(3,338,422)	(2,841,810)

Deficit - end of the year	(4,164,852)	(3,582,946)	(3,338,422)

Loss per share (note 6)	$(0.03)	$(0.02)	$(0.04)

See notes to the consolidated financial statements.

FIRST POINT MINERALS CORP.
Consolidated Statements of Cash Flows
For the Years Ended December 31,

	2002	2001	2000
	$	$	$
Cash provided by (used for):

Operating activities
Net loss for the year	(581,906)	(244,524)	(496,612)
Add items not involving cash:
Amortization	6,626	6,674	8,818
Write-off of mineral property costs	175,878	-	242,692
Interest earned on funds in trust	(766)	(2,590)	(3,995)

	(400,168)	(240,440)	(249,097)
Changes in non-cash working capital components:
Accounts receivable	(49,346)	11,903	(18,447)
Prepaid expenses	(5,023)	13,779	(28,994)
Accounts payable and accrued liabilities	(93,478)	93,120	46,778)

	(548,015)	(121,638)	(249,760)

Financing activities*
Receipt of funds in trust	-	-	15,000
Cash proceeds from shares issued, net of cash issue costs	1,850,883	416,852	1,055,823

	1,850,883	416,852	1,070,823

Investing activities*
Mineral property costs	(543,712)	(422,596)	(661,675)
Purchase of capital assets	(11,759)	-	-

	(555,471)	(422,596)	(661,675)

Net cash provided (used) during the year	747,397	(127,382)	159,388

Cash - beginning of the year	198,936	326,318	166,930

Cash - end of the year	946,333	198,936	326,318

* Supplemental disclosure of non-cash financing and investing activities:

•
During the current year, the Company issued 100,000 (2001 - 100,000, 2000 - 10,000) common shares at an aggregate value of $55,000 (2001 - $20,000, 2000 - $5,000) in connection with mineral property acquisition agreements.

•	During the 2001 year, the Company issued 331,250 common shares to settle an aggregate of $66,250 in accrued liabilities, and issued 25,000 shares for a $5,500 finder's fee.

See notes to the consolidated financial statements.

FIRST POINT MINERALS CORP.
Consolidated Schedule of Mineral Property Costs

	Balance,		Balance,			Balance,
	December 31,		December 31,			December 31,
	2000	Expenditures	2001	Expenditures	Write-offs	2002
	$	$	$	$	$	$
HONDURAS
Cedros Property
Acquisition	113,709	18,611	132,320	2,360	-	134,680
Exploration					-
Assays	1,409	-	1,409	-	-	1,409
Field office expenses	58,167	1,264	59,431	3,776	-	63,207
Geological and geophysical	361,809	222	362,031	-	-	362,031
Travel and accommodation	60,954	272	61,226	-	-	61,226
Wages	500,456	1,444	501,900	1,657	-	503,557

	1,096,504	21,813	1,118,317	7,793	-	1,126,110

Cacamuya Property
Acquisition	43,710	20,000	63,710	89,581	-	153,291
Exploration
Assays	41,889	8,446	50,335	32,668	-	83,003
Drilling and trenching	237,697	-	237,697	123,821	-	361,518
Field office expenses	7,994	6,282	14,276	93,987	-	108,263
Geological and geophysical	96,007	35,254	131,261	-	-	131,261
Travel and accommodation	46,573	24,455	71,028	29,353	-	100,381
Wages	302,882	218,188	521,070	125,427	-	646,497

	776,752	312,625	1,089,377	494,837	-	1,584,214

NICARAGUA
Rio Luna
Acquisition	-	-	-	16,779	-	16,779
Exploration	-	-	-	-
Field office expenses	-	-	-	4,097	-	4,097
Travel and accommodation	-	-	-	7,486	-	7,486

	-	-	-	28,362	-	28,362

CANADA
Mann Project
Acquisition	-	20,000	20,000	-	(20,000)	-
Exploration
Assays	-	2,349	2,349	256	(2,605)	-
Field office expenses	-	23	23	1,522	(1,545)	-
Geological and geophysical	-	40,339	40,339	-	(40,339)	-
Travel and accommodation	-	5,703	5,703	593	(6,296)	-
Wages	-	39,744	39,744	3,262	(43,006)	-

	-	108,158	108,158	5,633	(113,791)	-

Frederick House
Acquisition	-	-	-	1,100	(1,100)	-
Exploration
Assays	-	-	-	1,378	(1,378)	-
Drilling and trenching	-	-	-	28,834	(28,834)	-
Field office expenses	-	-	-	9,895	(9,895)	-
Geological and geophysical	-	-	-	4,271	(4,271)	-
Travel and accommodation	-	-	-	2,418	(2,418)	-
Wages	-	-	-	14,191	(14,191)	-

				62,087	(62,087)	-

TOTAL	1,873,256	442,596	2,315,852	598,712	(175,878)	2,738,686

See notes to the consolidated financial statements.

FIRST POINT MINERALS CORP.
Notes to the Consolidated Financial Statements
December 31, 2002 and 2001

1.	NATURE OF OPERATIONS

The Company is incorporated under the Alberta Business Corporations Act and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. At the date of the financial statements, the Company has not identified a known body of commercial grade ore on any of its properties and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. As described in note 11, these principles differ in certain respects from principles and practices generally accepted in the United States. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Deferred Property Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the units-of-production basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes the cash consideration paid and the fair market value of any common shares issued on the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The recorded cost of mineral claims and deferred exploration and development costs represent costs incurred and are not intended to reflect present of future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

CapitalAssets

Capital assets consist of office furniture and equipment and computer equipment, which are recorded at cost and amortized on the declining-balance basis at rates of 20% and 30% per annum, respectively.

Translation of Foreign Currency

The accounts of foreign operations are translated into Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates; other assets and liabilities at applicable historical exchange rates; revenues and expenses at the average rate of exchange for the year, except for non-monetary expenses which are recorded at the rates used for the translation of the related assets. Foreign exchange translation gains and losses are included in current operations.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance. Common shares issued as flow-through shares are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Costs incurred to issue common shares are deducted from share capital.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the continuing viability of mineral property interests and the determination of reclamation obligations and rates for amortization. Actual results could differ from these estimates.

Financial Instruments

The carrying amounts of the Company's financial instruments, consisting largely of cash, amounts receivable and accounts payable, approximate fair market values because of the limited terms of these instruments. Fair value estimates are made at each balance sheet date, based on relevant market information and information about the financial instruments. Depending on the nature of the financial instrument, these estimates can be subjective in nature and involve uncertainties in significant matters of judgement and, therefore, are inherently imprecise. Changes in assumptions could further significantly affect these estimates.

Stock-Based Compensation

The Company follows the intrinsic value method of accounting for stock options granted to directors and employees. Under this method, no compensation expense is recorded when stock options are granted to directors and employees if the exercise price of the stock options granted is at or above the current market value. Any consideration paid by directors and employees on the exercise of stock options is credited to share capital. The effects of accounting for stock-based compensation to directors and employees as a compensation expense, using the fair value method, is disclosed as pro-forma information.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In connection with this pro-forma disclosure, the Company recognizes the expense in the period that the options are vested.

The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2002.

Income Taxes
The Company accounts for and measures future tax asset and liabilities in accordance with the liability method.

Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Assuming the Company's operations remain at the exploration stage, such an allowance will continue to apply fully for the foreseeable future to all potential income tax assets. Accordingly, the Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

3.	CAPITAL ASSETS

		2002			2001
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Computer	26,832	19,779	7,053	21,517	17,894	3,623
Office furniture and equipment	69,080	46,891	22,189	62,636	42,150	20,486

	95,912	66,670	29,242	84,153	60,044	24,109

4.	MINERAL PROPERTIES

HONDURAS

Cedros Property
The Company has an option agreement to acquire a 100% interest in three mineral concessions and exploration permits in the Cedros region. To earn its interest at any time, the Company must issue 225,000 common shares (none issued to date). The concessions and permits are subject to a 2% Net Smelter Return (“NSR”) royalty which can be purchased by the Company at any time for U.S.$1,000,000.

Cacamuyá Property
The Company acquired an option in July 1999 to purchase a 60% interest in the Cacamuyá Property in southern Honduras from Battle Mountain Gold Company ("BMG"). BMG has subsequently become a wholly-owned subsidiary of Newmont Gold Company.

To earn its interest, the Company must incur U.S.$1,000,000 in exploration expenditures (U.S. $813,642 incurred) and issue 700,000 common shares (200,000 issued currently) over five years. BMG will retain a 0.6% NSR interest in the property.

The Company also has an option to earn the remaining 40% interest in this property from a wholly-owned Honduran subsidiary of Breakwater Resources Ltd. by issuing 500,000 common shares at such time as the Honduran government enacts the regulations to the new Honduran mining code and converts title to the property. Breakwater Resources will retain a sliding scale NSR of 0.4% of the gross sale proceeds starting at US$325/ounce gold and rising to a maximum of 1.2% of the gross sale proceeds at US$400/ounce gold for all gold production, and 0.4% of the gross sale proceeds starting at US$5.25/troy ounce silver and rising to a maximum of 1.2% of the gross sale proceeds at US$7.00/troy ounce silver for all silver production.

CANADA

Mann Project
The Company held an interest in 4 properties in Ontario, collectively known as the Mann Project. The Company held a 100% interest in the Hall, Garnet and Devonshire properties, and had an option to earn a 50% interest in the Frederick House Property from East West Resources (“EWR”) by making cash payments totaling $60,000 ($20,000 paid) and incurring exploration expenditures of $500,000. In the 256 hectare area of historic trenches within the Frederick House property, Falconbridge retained a 2% net smelter return and had the right to back-in to a 50% interest by making twice the cash payments and exploration expenditures of the previous combined payments and expenditures of EWR and the Company. In the current year, the Company decided to abandon its interests in the Frederick House and Mann Project properties and wrote off all costs associated with them.

Other Properties
The Company has certain additional property interests located in Canada in the Provinces of Ontario and Quebec. No material deferred costs have been incurred to date in respect to these properties.

NICARAGUA

Rio Luna Property
During the current year, the Company entered into an option agreement to acquire a 100% interest in the Rio Luna Property in Nicaragua from Terra Nova Resources Inc. (“NRI”) and Inversiones de Terra Nova S.A. (“Intersa”) (a subsidiary of NRI).

To earn its interest, the Company must make a U.S.$7,500 cash option payment to Intersa (paid) and incur U.S.$10,000 in exploration and development expenditures prior to the first anniversary of the option agreement. To keep the option in good standing the Company must also make option payments to NRI of U.S.$7,500 and 15,000 common shares of the Company prior to or on the first anniversary date of the agreement, U.S.$10,000 prior to or on the second anniversary date, and 60,000 common shares of the Company prior to or on the third anniversary date.

5.	SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

	Number of
	Common
	Shares	$
Common shares:
Issued at December 31, 2000	14,276,389	5,606,176

Shares for accrued liabilities	331,250	66,250
Mineral property acquisition	100,000	20,000
Private placements - flow through (1)	725,500	146,852
Finder's fee (2)	25,000
Private placement - non-flow through (3)	1,375,000	270,000

	2,556,750	503,102

Issued at December 31, 2001	16,833,139	6,109,278

Mineral property acquisition	100,000	55,000
Private placements (4)	4,751,690	1,305,545
Warrants exercised	1,110,125	536,338
Options exercised	45,000	9,000

	6,006,815	1,905,883

Issued at December 31, 2002	22,839,954	8,015,161

(1) net of share issue costs of $8,258
(2) shares issued for finder's fee of $5,500 also recorded as a share issue cost
(3) net of share issue costs of $5,000
(4) net of share issue costs of $97,104

a)	Summary of warrants and stock options outstanding at December 31, 2002:

Options	Number	Exercise Price	Expiry
	Outstanding	$	Date

Stock Options	199,000	0.45	February 16, 2004
	50,000	0.32	August 1, 2004
	620,000	0.39	December 27, 2004
	50,000	0.53	February 27, 2005
	50,000	0.55	April 30, 2005
	315,000	0.50	June 27, 2005
	75,000	0.19	January 16, 2007
	305,000	0.20	January 22, 2007
	50,000	0.53	June 4, 2007
	460,000	0.55	June 27, 2007
	100,000	0.20	December 12, 2007

	2,274,000

Warrants	*598,750	0.25	January 29, 2003
	1,375,000	0.30	December 14, 2003
	125,000	0.30	January 4, 2004
	1,250,000	0.30/0.35	May 12, 2003/2004
	375,000	0.30/0.35	May 12, 2003/2004
	82,987	0.60/0.65	July 2, 2003/2004

	3,806,737

* 57,750 expired unexercised - refer also to note 12

b)	Stock Options

Stock options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined by their market value on the date of the grant. At December 31, 2002, the Company had stock options outstanding for 2,274,000 common shares.

			Weighted-Average
Option continuity schedule	Weighted-Average	Number of	Contractual
	Exercise Price	Options	Remaining Life

Balance, December 31, 2000	0.47	1,269,000	3.81
Granted	0.20	25,000

Balance, December 31, 2001	0.47	1,294,000	2.81
Granted	0.39	1,160,000
Exercised	0.20	(45,000)
Expired or cancelled	0.83	(135,000)

Balance, December 31, 2002	0.41	2,274,000	3.03

b)	Stock Options (continued)

If the Company had accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the year ended December 31, 2002 would be as follows:

Net loss for the year
As reported	$581,906
Compensation expense	186,154

Pro-forma net loss for the year	768,060

Loss per share
As reported	$(0.03)
Pro-forma	(0.04)

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 4.80%; an expected life of 5 years; an expected volatility of 42%; and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

6.	LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year. Fully diluted loss per share has not been calculated as it is anti-dilutive.

7.	RELATED PARTY TRANSACTIONS

During the year, the Company paid a private company controlled by a director $33,200 (2001 - $25,000) for administrative services and as at December 31, 2002 owes this individual an aggregate of $Nil (2001 - $5,500) .

The President of the Company was paid $124,994 (2001 - $125,000) and is owed an aggregate of $1,138 (2001 - $78,333), for advances and expense reimbursements in the current year (represents the cumulative unpaid portion of salary amounts for the previous year), as at December 31, 2002.

Legal and other services of $39,748 (2001 - $15,450) were provided by a law firm of which a director of the Company is a partner.

All year end balances are included within accounts payable and accrued liabilities and amounts receivable, as applicable, in these financial statements.

8.	FUNDS IN TRUST

In a previous year, the Company contributed $67,500 to a trust account of which an officer would become the beneficiary under certain conditions relating to his future loss of employment with the Company. During 2000, this officer agreed to release $15,000 of the principal balance back to the Company. The Company has not to date and will not recognize any expense in connection with the principal amount until, and if, amounts are paid to the recipient. The likelihood of this occurring is not presently determinable. At December 31, 2002, the balance in trust consists of the principal amount of $52,500 (2001 - $52,500) plus interest of $7,351 (2001 - $6,585), which accrues in favour of the Company and is included in its income.

9.	LEASE OBLIGATION

The Company had entered a five and one-half year lease agreement, commencing August 1, 1996, to rent office space for $4,080 per month. At June 1, 2002, the Company entered into a new lease agreement to rent office space for a five year term at $3,631 per month.

10.	INCOME TAXES

The Company has aggregate non-capital losses of approximately $2.5 million and $2.7 million in deductions in Honduras available to reduce taxable income in future years, as necessary. The future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements as it cannot be considered likely that these amounts will be utilized.

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (f) provide a summary on the impact of these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

		December 31,

		2002	2001	2000
		$	$	$
a)	Assets
	Deferred Property Costs
	Deferred property costs following Canadian GAAP	2,738,686	2,315,852	1,873,256
	Less deferred property costs	(2,738,686)	(2,315,852)	(1,873,256)

	Deferred property costs following U.S. GAAP	-	-	-

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLYACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

		December 31,

		2002	2001	2000
		$	$	$
b)	Operations
	Net loss following Canadian GAAP	(581,906)	(244,524)	(496,612)
	Deferred property costs expensed under U.S. GAAP	(598,712)	(442,596)	(666,675)
	Deferred property costs written-off under Canadian GAAP	175,878	-	242,692
	Net loss under U.S. GAAP	(1,004,740)	(687,120)	(920,595)

c)	Deficit
	Closing deficit under Canadian GAAP	(4,164,852)	(3,582,946)	(3,338,422)
	Adjustment to deficit for deferred property costs written-off under U.S. GAAP	(2,738,686)	(2,315,852)	(1,873,256)

	Closing deficit under U.S. GAAP	(6,903,538)	(5,898,798)	(5,211,678)

d)	Cash Flows - Operating Activities
	Cash applied to operations under Canadian GAAP	(548,015)	(121,638)	(249,760)
	Add net loss following Canadian GAAP	581,906	244,524	496,612
	Less net loss following U.S. GAAP	(1,004,740)	(687,120)	(920,595)
	Less deferred property costs written-off under Canadian GAAP	(175,878)	-	(242,692)
	Add non-cash deferred property expenditures under U.S. GAAP	55,000	20,000	5,000

	Cash applied to operations under U.S. GAAP	(1,091,727)	(544,234)	(911,435)

e)	Cash Flows - Investing Activities
	Cash applied under Canadian GAAP	(555,471)	(422,596)	(661,675)
	Add cash property costs expensed under U.S. GAAP	543,712	422,596	661,675

	Cash received from (applied to) investing activities under U.S. GAAP	(11,759)	-	-

f)	Loss per Share under U.S. GAAP	$(0.05)	$(0.05)	$(0.07)

The Company considers that no other financial statement line item differences exist in respect to a hypothetical application of U.S. GAAP to these financial statements.

12.	SUBSEQUENT EVENTS

In addition to any items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2002:

• The Company issued an aggregate of 566,000 common shares to raise $142,750 through the exercise of warrants and 50,000 common shares to raise $16,000 pursuant to the exercise of stock options.

•
The Company entered into an exploration and property option agreement with BHP Billiton (“BHP B”) World Explorations Inc, whereby both parties are to contribute on a 50/50 basis US$200,000 to an exploration program. The contribution of BHP B will be comprised of US$50,000 in cash and a private placement for US$50,000 in common shares of the Company.

FORM BC 51 - 901F

ANNUAL REPORT

Incorporated as part of:	__________________	Schedule A
	B & C	Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	First Point Minerals Corp.

ISSUER ADDRESS	Suite 906 - 1112 West Pender Street
Vancouver, BC V6E 2S1

FOR YEAR ENDED	December 31, 2002

DATE OF REPORT	April 04, 2003

CONTACT PERSON FOR ISSUER	Robert A.Watts, Chief Financial Officer

ISSUER TELEPHONE NUMBER	(604) 681 - 8600

ISSUER FAX NUMBER	(604) 681 - 8799

ISSUER EMAIL ADDRESS	firstpoint@firstpointminerals.com

ISSUER WEB SITE ADDRESS	www.firstpointminerals.com

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THAT THIS FORM IS INCORPORATED AS PART OF BOTH, THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Robert A. Watts"	"Peter M.D. Bradshaw"
ROBERT A. WATTS	PETER M.D. BRADSHAW
DIRECTOR	DIRECTOR

April 04, 2003	April 04, 2003
DATE SIGNED	DATE SIGNED

Schedule B

First Point Minerals Corp.

Form 51-901 Annual Report December 31, 2002

1.	Consolidated Schedule of Mineral Property Costs

	Balance,		Balance,			Balance,
	December 31,		December 31,			December 31,
	2000	Expenditures	2001	Expenditures	Write-offs	2002
	$	$	$	$	$	$
HONDURAS
Cedros Property
Acquisition	113,709	18,611	132,320	2,360	-	134,680
Exploration					-
Assays	1,409	-	1,409	-	-	1,409
Field office expenses	58,167	1,264	59,431	3,776	-	63,207
Geological and geophysical	361,809	222	362,031	-	-	362,031
Travel and accommodation	60,954	272	61,226	-	-	61,226
Wages	500,456	1,444	501,900	1,657	-	503,557

	1,096,504	21,813	1,118,317	7,793	-	1,126,110

Cacamuya Property
Acquisition	43,710	20,000	63,710	89,581	-	153,291
Exploration
Assays	41,889	8,446	50,335	32,668	-	83,003
Drilling and trenching	237,697	-	237,697	123,821	-	361,518
Field office expenses	7,994	6,282	14,276	93,987	-	108,263
Geological and geophysical	96,007	35,254	131,261	-	-	131,261
Travel and accommodation	46,573	24,455	71,028	29,353	-	100,381
Wages	302,882	218,188	521,070	125,427	-	646,497

	776,752	312,625	1,089,377	494,837	-	1,584,214

NICARAGUA
Rio Luna
Acquisition	-	-	-	16,779	-	16,779
Exploration	-	-	-	-
Field office expenses	-	-	-	4,097	-	4,097
Travel and accommodation	-	-	-	7,486	-	7,486

	-	-	-	28,362	-	28,362

CANADA
Mann Project
Acquisition	-	20,000	20,000	-	(20,000)	-
Exploration
Assays	-	2,349	2,349	256	(2,605)	-
Field office expenses	-	23	23	1,522	(1,545)	-
Geological and geophysical	-	40,339	40,339	-	(40,339)	-
Travel and accommodation	-	5,703	5,703	593	(6,296)	-
Wages	-	39,744	39,744	3,262	(43,006)	-

	-	108,158	108,158	5,633	(113,791)	-

Schedule B

First Point Minerals Corp.

Form 51-901 Annual Report December 31, 2002

1.	Consolidated Schedule of Mineral Property Costs (continued)

	Balance,		Balance,			Balance,
	December 31,		December 31,			December 31,
	2000	Expenditures	2001	Expenditures	Write-offs	2002
	$	$	$	$	$	$

Frederick House
Acquisition	-	-	-	1,100	(1,100)	-
Exploration
Assays	-	-	-	1,378	(1,378)	-
Drilling and trenching	-	-	-	28,834	(28,834)	-
Field office expenses	-	-	-	9,895	(9,895)	-
Geological and geophysical	-	-	-	4,271	(4,271)	-
Travel and accommodation	-	-	-	2,418	(2,418)	-
Wages	-	-	-	14,191	(14,191)	-

				62,087	(62,087)	-

TOTAL	1,873,256	442,596	2,315,852	598,712	(175,878)	2,738,686

Schedule B

First Point Minerals Corp.

Form 51-901 Annual Report December 31, 2002

2.	During the twelve months ended December 31, 2002:
	(a)	Securities Issued:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price $	Total Proceeds	Consideration
Jan 04, 2002	Common Shares	Private Placement	125,000	0.20	25,000	Cash
Jan 29, 2002	Common Shares	Private Placement	1,197,500	0.17	203,575	Cash
Mar 21, 2002	Common Shares	Option Exercise	25,000	0.20	5,000	Cash
May 13, 2002	Common Shares	Private Placement	2,500,000	0.30	750,000	Cash
Jun 01, 2002	Common Shares	Warrant Exercise	970,625	0.50	485,312	Cash
Jun 21, 2002	Common Shares	Option Exercise	20,000	0.20	4,000	Cash
Jun 26, 2002	Common Shares	Warrant Exercise	35,000	0.50	17,500	Cash
Jun 27, 2002	Common Shares	Warrant Exercise	535,715	0.50	267,857	Cash
Jul 02, 2002	Common Shares	Private Placement	165,975	0.53	87,967	Cash
Jul 02, 2002	Common Shares	Property Payment	100,000	-	-	-
Jul 05, 2002	Common Shares	Warrant Exercise	18,750	0.50	9,375	Cash
Jul 12, 2002	Common Shares	Warrant Exercise	281,750	0.30	84,525	Cash
Aug 27, 2002	Common Shares	Warrant Exercise	25,250	0.25	6,312	Cash
Aug 27, 2002	Common Shares	Warrant Exercise	6,250	0.30	1,875	Cash

6,006,815	$1,948,298

(b)	Summary of options Granted: None.

Schedule B

First Point Minerals Corp.

Form 51-901 Annual Report December 31, 2002

3.	As at December 31, 2002:
	(a)	Authorized Capital:
Unlimited Common Shares without par value and an unlimited number of first and second preferred shares.

	(b)	Issued and outstanding:
22,839,954 Common Shares for a net consideration of $ 8,014,211.

	(c)	Summary of warrants and stock options outstanding at December 31, 2002:

Type of Issue	Number Outstanding	Exercise Price $	Expiry Date
Stock Options	620,000 199,000 315,000 75,000 305,000 50,000 50,000 460,000 50,000 50,000 100,000 2,274,000	0.39 0.45 0.50 0.19 0.20 0.55 0.53 0.55 0.32 0.32 0.20	December 27, 2004 February 04, 2004 June 27, 2005 January 16, 2007 January 22, 2007 May 01, 2007 June 04, 2007 June 27, 2007 February 28, 2003 August 01, 2004 December 12, 2007
Warrants	598,750 1,375,000 125,000 1,625,000 82,987 3,806,737	0.25 0.30 0.30 0.35 0.65	January 29, 2003 December 12, 2003 January 04, 2004 May 12, 2004 July 02, 2004

(d)	Total Shares in escrow or subject to pooling: None.

4.	List of Directors as at date of this report:

Peter M. D. Bradshaw	President, CEO and Director
Robert A. Watts	CFO and Director
William H. Myckatyn	Director
Rod W. Kirkham	Corp. Secretary and Director
Patrick J. Mars	Director

Schedule C

First Point Minerals Corp.

Form 51-901 Annual Report December 31, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND THE RESULTS OF OPERATIONS FOR 2002

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes.

Description of Business

First Point Minerals Corp. is a Canadian exploration company that specializes in recognizing and acquiring mineral properties at an early stage and advances them using its technical expertise and experience. Since it was established as a mineral exploration company in June 1996 (from a junior capital pool company incorporated on February 2, 1995), the company has focused on selecting and advancing properties with the potential to achieve much better than average economics for the industry.

First Point Minerals has focused its mineral exploration on gold-silver, platinum-palladium, and silver-zinc properties in the Americas. The Company is exploring for gold-silver on the Cacamuyá property and for silver-zinc on the Cedros property, both in Honduras, Central America and has acquired an option to purchase 100% of the Rio Luna gold prospect in Nicaragua. The Company holds platinum and palladium properties in Ontario and the Ungava region of Quebec.

Discussion of Operations and Financial Condition

In Honduras:
During the year the company continued to advance the Cacamuyá gold-silver property in southern Honduras by carrying out a reverse circulation drill programme, which totaled 1,327 meters in 12 drill holes. In addition, the machine trenching program, which began in the first quarter of this year, continued with several hundred meters completed.

A total of 8 holes were drilled in Filo Lapa and Filo Lapa North for a total of 852 meters. This area is considered an exploration target for both high level, oxidized, bulk mineable mineralization similar to Glamis' San Martin deposit, also in Honduras, plus deeper seated, structurally controlled, high grade, feeder type mineralization such as at El Peñón in Chile, or the Sleeper deposit in Nevada. As outlined in the first quarter report, the northeast trending Filo Lapa Target, using a 0.5 grams/tonne gold cut off, was expanded to about 300 meters long and 20 and 80 meters wide, more than double the area previously announced. The drilling demonstrated that similar grades continue with depth. In addition, hole RC03 intersected 17.9 grams/tonne gold over 1.5meters in what is interpreted as a high grade feeder zone. At Hilo Libre, 2 kilometers north of Filo Lapa, one of four holes intersected 7.9 grams/tonne gold over 4.5 meters which is also interpreted as a high grade feeder.

Further mechanical trenching was completed in the D4/D5 target area, which is approximately one kilometer north-east of Filo Lapa. Sample intervals ranged from less than 1 to up to 10 meters long, depending on rock type and alteration characteristics. Results included quartz veins with values such as 50.0 grams/tonne gold over a true width of 0.4 meters, and broader gold values in quartz stockwork and disseminated quartz zones such as 1.6 grams/tonne gold over 24.7 meters, 1.7 grams/tonne gold over 10m and 1.0 grams/tonne gold over 20 meters. The D4/D5 target is a zone of intensely altered and oxidized volcanics with varying proportions of small quartz fragments and local quartz veins, in an area at least 500 meters long by 50 to 200 meters wide. This exhibits potential for disseminated mineralization enclosing high grade veins and stockwork zones that may have bulk tonnage potential. The Cerro Chachagua structure, where earlier drilling intersected 104.7 grams/tonne gold over an apparent true width of 6.2 meters in hole D6, is 200 meters south of the D4/D5 target area in a parallel structure.

Due to the very depressed price of zinc, exploration was focused on the Company's precious metal properties and as a result there was no significant exploration activity on the Cedros silver-zinc property.

In Canada:
The company completed three scout diamond drill holes on the Frederick House platinum-palladium property in the first quarter, without significant results. Two additional holes were drilled on a primary target in the fourth quarter. Results were anomalous in platinum and palladium but not sufficiently encouraging to warrant further work. The Frederick House property will be returned to East West Resource Corporation, the property owner and the remaining claims, of which the company owns 100% and which together form the Mann Project near Timmins, Ontario will be allowed to lapse. The company's other platinum-palladium properties in Ontario and Quebec, namely Lac Watts and Acadia, will also be allowed to lapse.

In Nicaragua:
In December 2002, the Company entered into an option to purchase agreement to acquire a 100% interest in the Rio Luna gold property in Nicaragua. Surface work and mapping will commence on this property in early 2003.

The company formed a local 100% owned Nicaraguan entity “First Point Nicaragua S.A.” as the first step in commencing the application process for mineral title for ground in Nicaragua.

Schedule C

First Point Minerals Corp.

Form 51-901 Annual Report December 31, 2002

Results of Operations

The Company expended $598,712 on its mineral properties in the current year to December 31. Of this amount, $530,992 was incurred in Central America, almost entirely on Cacamuyá and the balance was spent on the platinum-palladium projects in Ontario.

During the twelve months ended December 31, 2002, the Company realized a net loss of $581,906 or $0.03/share compared to a net loss of $244,524 or $0.02/share in 2001. The increased loss is primarily due to seven cost areas. These include; management fee increases of $23,000; legal fee increases of $18,600; and shareholder cost increases of $17,200 resulting from the large number of share placements done in the current year and from costs associated with preparing and filing a preliminary Form 20F with the Securities and Exchange Commission of the United States. Similarly, travel and promotion costs increased $65,000 due to an investor awareness program to highlight the Company's activities in Central America and Ontario.

The other factor affecting the comparison of losses for the two periods was exploration. General exploration, that is, non-project exploration costs that are charged as an expense as incurred, were $147,000 in the current year compared to a cost of $132,725 for the same period last year. Write-off of mineral property exploration, that is, the accumulated cost of specific exploration projects that were terminated in a period, were $175,878 in the 2002 year with no similar write-offs in 2001.

FinancingActivities

The Company issued 6,006,815 common shares and 2,431,737 share purchase warrants in the period from January 1 to December 31, 2002. Of the shares issued, 3,988,475 were issued by private placement, 1,873,340 were issued on exercise of share purchase warrants, 45,000 were issued on the exercise of options and 100,000 shares were issued as a property option payment. The total of the share issues provided proceeds of $1,905,883 to the Company.

Liquidity and Capital Resources

Working capital as at December 2002 was $1,022,530 and the Company has no long-term debt. Working capital as at December 31, 2001 was $127,286.

As at December 31, 2002 the Company had 22,839,954 common shares issued and outstanding (29,486,691 common shares on a fully diluted basis).

The ability to meet its ongoing obligations is dependent on the Company raising funds by the issue of equity. All of the Company's short and medium term operating and exploration expenditures must be derived from such equity funding or from entering into farm-out arrangements with major mining companies. In the future, should market conditions limit the amount of funds available for planned ongoing activities, the Company will review its exploration holdings and work programs to prioritize project expenditures.

Outlook, Risks and Uncertainties

The Cacamuyá gold-silver property has the potential to add significant value to the Company with the next drilling campaigns. The Rio Luna gold property is at an earlier stage of exploration but a trenching program, which will commence in 2003, is expected to define drill targets before year- end. In addition the company feels that the Cedros silver-zinc property could have significant merit with an improvement in the price of zinc. Furthermore the company is actively pursuing additional mineral exploration opportunities particularly in, but not restricted to, the Americas.

The Company, in 2003, is entering into a new program of exploration in Central America where it will, in partnership with BHP Billiton, explore for very large porphyry copper/gold deposits in the countries of El Salvador, Honduras and Nicaragua. The target of the initial budget of US$200,000 is the identification and acquisition of properties with the potential to host this type of mineralization.

Any discussion of the Company's outlook must be tempered by the risks associated with mineral exploration and the cyclical nature of the mining industry, and also by the Company's limited level of operating capital. The industry is capital intensive and subject to fluctuations in metal prices. There is no certainty that the properties, which the Company has deferred as assets on its consolidated balance sheet, will be realized. There may be political and social risk in the areas that the company operates.

The goals of management are to identify and control the risks that are inherent in exploration. The main strengths of the company lie in management's extensive national and international experience in operating in these environments and its ability to assess and advance mineral properties.

FIRST POINT MINERALS CORP.

INFORMATION CIRCULAR

AS AT MARCH 26, 2003
FOR AN ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, THE 8TH DAY OF MAY, 2003.

        SOLICITATION OF PROXIES BY MANAGEMENT

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Point Minerals Corp. (the “Company”) for use at the annual general and special meeting of Shareholders. The cost of such solicitation will be borne by the Company.

The Board of Directors and management contemplate a solicitation of proxies primarily by mail. Proxies may also be solicited personally or by telephone by regular employees of the Company who will not be additionally compensated therefor. Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses in forwarding proxies and proxy material to the beneficial owners of such shares.

        INSTRUMENT OF PROXY AND EXERCISE OF DISCRETION

In order to be valid for use, Instruments of Proxy must be received by Computershare Trust Company of Canada, whose address is 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 and fax is 1-866-249-7775, at least 48 hours (excluding Saturday, Sunday or holidays) prior to the hour set for the Meeting. The shares represented by proxies and received by Computershare Trust will be voted in accordance with the instructions given therein by the Shareholders on any ballot that may be called for, and if a Shareholder specifies a choice with respect to any matter to be acted on, the shares will be voted accordingly. In the absence of any such specifications, the shares will be voted in favour of the matters set forth in the proxy.

Dr. P. M. D. Bradshaw, CEO and President of the Company, and alternatively, Mr. R. A. Watts, CFO of the Company, are named as proxies in the enclosed form of proxy. A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent him at the Meeting other than the person designated in the enclosed proxy form by striking out Dr. Bradshaw and Mr. Watts' names and inserting the name of his chosen nominee in the space provided for that purpose on the form, or by completing another form of proxy.

        REVOCABILITY OF PROXY

Any Shareholder giving a proxy has the power to revoke it at any time before it is exercised. The giving of a proxy will not affect the Shareholder's right to vote in person should the said Shareholder decide to attend the Meeting after giving the said proxy.

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As at the date of this Information Circular, Management is not aware of any matters other than those stated in the accompanying notice to be brought before the Meeting, but if such matters should arise, proxies will be voted in accordance with the discretion of the individual proxyholder named.

        INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

No director or senior officer of the Company or any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on at the meeting other than the election of directors.

        VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value. As at the date hereof, there are 23,455,955 issued and outstanding common shares and each such share is entitled to one vote. Only those Shareholders of record on April 2, 2003, or who subsequently become holders of record of such securities and who make a written request to vote to the Secretary of the Company by the close of business May 6, 2003, are entitled to receive notice of and vote at the forthcoming Meeting. The Company has at present only one class of shares entitled to be voted at the meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

        ELECTION OF DIRECTORS

The directors are elected annually and serve until the next Annual General Meeting or until their successors are duly elected. The management of the Company has nominated the persons listed below for election as directors.

Management does not contemplate that any of the nominees will be unable to serve as a director. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY TO VOTE THE SHARES REPRESENTED BY THE PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS OR FOR ANY OTHER MATTER THAT MAY ARISE AT THE MEETING.

The Company has five directors currently serving on its board and seeking re-election at this Meeting. The term of office for each of the directors expires on May 8, 2003. The nominees are: Peter M. D. Bradshaw, Robert A. Watts, Roderick W. Kirkham, William H. Myckatyn and Patrick J. Mars. The information given below as to principal occupations and shares owned was furnished by each nominee.

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Nominee	Principal Occupation within Preceding Five Years	Served as Director Continuously Since	Other Position of Office with the Company	Number of Shares Directly or Indirectly Owned or Controlled as of Date Hereof
Peter M. D. Bradshaw West Vancouver, BC	July 1996 - present, CEO and President, First Point Minerals Corp.;	July 11, 1996	CEO,President and Chairman	1,042,077
Robert A. Watts Victoria, BC	July 1996 - present, Chief Financial Officer, First Point Minerals Corp.; 1994 - present- President, Wattsline Management Ltd. (financial consultant to mining industry)	July 11, 1996	Chief Financial Officer	273,900
Roderick W. Kirkham * Vancouver, BC	1997 – present, Lawyer, Partner, Heenan Blaikie legal firm;	February 2, 1995	Secretary	251,000
William H. Myckatyn * Vancouver, BC	April 2002 - present, Chairman & CEO, Quadra Mining Ltd., a private company; June 1998 – April 2002, CEO & President, Dayton Mining Corp; 1997 – 1998, CEO & President, Princeton Mining Corp;	February 16, 1999	None	80,556
Patrick J. Mars * London, England	2001 - present, Independent Consultant; 1999-2001, Chairman, CEO & Director, First Marathon/NBC Financial (UK) Ltd.; 1997-1998, President, CEO & Director, Anvil Range Mining Corporation;	October 17, 2001	None	20,000

* Audit Committee members

The Company does not have an Executive Committee.

        STATEMENT OF EXECUTIVE COMPENSATION

At the end of the Company's most recently completed financial year December 31, 2002, the Company had three executive officers.

        Compensation to Executive Officers

The cash and non-cash compensation paid to the Company's executive officers and salaries or employee benefits paid or distributed during the most recent completed financial year end are outlined in the table below. There is no pension plan. There is no plan or arrangement to compensate the executive officers upon termination.

The executive officers started receiving cash compensation from the Company in June and July 1996. For the period ended December 31,1997, the aggregate cash compensation paid to the Company's three executive officers was $175,250. For the period ended December 31, 1998, the aggregate cash compensation paid to the company’s three executive officers was $200,208. For the year ended December 31, 1999, the aggregate cash compensation paid to the company's three executive officers was $158,833. For the year ended December 31, 2000, the aggregate cash compensation paid to the company's three executive officers was $282,500. For the year ended December 31, 2001, the aggregate cash compensation paid to the company's three executive officers was $237,503. For the year ended December 31, 2002, the aggregate cash compensation paid to the company's three executive officers was $303,200.

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Name and Principal Position	Year	Annual Compensation			Long Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual cash Compensation ($)	Securities Under Options Granted
Peter M.D. Bradshaw CEO and President (see note 1)	1997	68,750	-	-	-	-
	1998	75,000	-	-	-	-
	1999	52,500	-	-	190,000	-
	2000	106,250	-	-	315,000	-
	2001	91,662			415,000
	2002	203,326			490,000
Robert A. Watts Chief Financial Officer (see note 1)	1997	(see note 2)	-	-	-	-
	1998	(see note 2)	-	-	-	-
	1999	(see note 2)	-	-	145,000	-
	2000	(see note 2)	-	-	205,000	-
	2001	(see note 2)			255,000
	2002	(see note 2)			325,000
Ronald M. Britten Vice-President (see note 1)	1997	(see note 2)	-	-	-	-
	1998	107,208	-	-	-	-
	1999	(see note 2)	-	-	190,000	-
	2000	155,000	-	-	315,000	-
	2001	102,090			415,000	-
	2002	147,919			540,000

(All full-time officers and employees receive medical coverage. Dr. Bradshaw’s parking is paid for by the Company.)

(1)	Dr. Bradshaw, Mr. Watts and Dr. Britten were appointed to the Management of the Company on July 11,1996.

(2)	The aggregate annual salary and bonus for each of these Executive Officers is less than $100,000.

The Company has an incentive stock option plan (the "Plan") which was established in accordance with the policies of The TSX Venture Exchange and previously, The Alberta Stock Exchange (the "Exchange"). The most relevant provisions contained in the Exchange's policies are as follows:

(a)
Options under the Plan may only be granted to directors, officers, employees or Consultants of the Company and only while the optionee remains in that position or for a period of 90 days after ceasing to be in that position.

(b)	The aggregate number of shares that may be reserved for issuance pursuant to the Plan cannot exceed 10% of the issued shares of the Company as determined from time to time.

(c)	The aggregate number of shares that may be granted to any one individual is limited to 5% of the issued shares of the Company.

(d)
The minimum exercise price of the options granted under the Plan will generally be the closing price of the Company's shares on the last business day preceding the date on which written notice from the Company is received by the Exchange advising the Exchange that options are to be granted.

(e)	Options under the Plan may be granted for a period up to five years.

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As at December 31, 2002, the following incentive stock options were granted to continuing directors and named senior officers of the Company:

NAME	# of Securities Under Option	% of Total Options Granted	Exercise Price	Market Value on Date of Grant	Expiration Date
Peter M.D. Bradshaw Director, CEO, President	40,000 150,000 75,000 100,000 125,000	21.55%	$0.45 $0.39 $0.50 $0.20 $0.55	$0.45 $0.39 $0.50 $0.20 $0.55	May 23, 2004 Dec. 07, 2004 Jun. 27, 2005 Jan. 22, 2007 Jun. 27, 2007
Robert A. Watts Director, CFO	20,000 125,000 60,000 50,000 70,000	14.30%	$0.45 $0.39 $0.50 $0.20 $0.55	$0.45 $0.39 $0.50 $0.20 $0.55	May 23, 2004 Dec. 07, 2004 Jun. 27, 2005 Jan. 22, 2007 Jun. 27, 2007
Ronald M. Britten Vice-President	40,000 150,000 125,000 100,000 125,000	23.75%	$0.45 $0.39 $0.50 $0.20 $0.55	$0.45 $0.39 $0.50 $0.20 $0.55	May 23, 2004 Dec. 07, 2004 Jun. 27, 2005 Jan. 22, 2007 Jun. 27, 2007
Roderick W. Kirkham Director, Secretary	20,000 120,000 25,000 25,000 40,000	10.11%	$0.45 $0.39 $0.50 $0.20 $0.55	$0.45 $0.39 $0.50 $0.20 $0.55	May 23, 2004 Dec. 07, 2004 Jun. 27, 2005 Jan. 22, 2007 Jun. 27, 2007
William H. Myckatyn Director	75,000 20,000 25,000 25,000 40,000	8.14%	$0.45 $0.39 $0.50 $0.20 $0.55	$0.45 $0.39 $0.50 $0.20 $0.55	May 23, 2004 Dec. 07, 2004 Jun. 27, 2005 Jan. 22, 2007 Jun. 27, 2007
Patrick J. Mars Director	75,000 40,000	5.06%	$0.20 $0.55	$0.20 $0.55	Jan. 16, 2007 Jun. 27, 2007

        Compensation of Directors

Directors were not compensated by the Company in their capacities as directors during the most recently completed financial year, except for the reimbursement of out-of-pocket expenses relating to the performance of directors' duties and the incentive stock options above mentioned.

        INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, senior officer or proposed nominee for election as a director of the Company, or any associate or affiliate of the foregoing persons is or has been indebted to the Company at any time since the date of the last completed financial year.

        INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer, proposed nominee for election as a director of the Company herein named, person controlling or beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has materially affected or will materially affect the Company.

        APPOINTMENT OF AUDITORS

It is proposed that the Company's auditors, De Visser Gray of Vancouver, British Columbia, be reappointed auditors of the Company. De Visser Gray has been acting as the Company's auditors since August, 1996.

        RESERVATION OF INCENTIVE STOCK OPTIONS

The Company grants options to purchase its shares to directors, officers, employees and consultants as an incentive and as compensation for services to the Company. The number of shares to be granted to each director, officer, employee or consultant, the exercise price, the expiration date and the general terms are determined by the directors, subject to the policies of The TSX Venture Exchange (the "Exchange") and in accordance with the Company's Incentive Stock Option Plan filed with the Exchange. As at the date of this circular, Management has granted options for 2,274,000 Common Shares to its directors, officers, employees and consultants. (See "Statement of Executive Compensation").

The Shareholders will be asked to vote on the following resolution:

To consider, and if thought fit, to approve the Company's continuing use of its existing Incentive Stock Option Plan (the "Plan") for the reservation of up to 10% of the Company's issued capital from time to time for the purpose of granting options to purchase shares of the Company to directors, officers, employees and consultants of the Company pursuant to the Plan and as required by the policies of the TSX Venture Exchange.

        PARTICULARS OF OTHER MATTERS TO BE ACTED ON

The Management of the Company knows of no other matters to come before the meeting other than the matters referred to in the foregoing items.

CERTIFICATE

The undersigned hereby certify that the foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED the 26th day of March, 2003.

"Peter M. D. Bradshaw"	“Robert A. Watts”
Peter M. D. Bradshaw	Robert A. Watts
Chief Executive Officer	Chief Financial Officer

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

FIRST POINT MINERALS CORP.

ON THURSDAY, MAY 8TH, 2003, AT 2PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Peter M. D. Bradshaw, a Director of the Company, or failing this person, Robert A. Watts, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 5	______	______
		For	**Withhold**
2.	To elect as Director, WILLIAM H. MYCKATYN	______	______
3.	To elect as Director, RODERICK W. KIRKHAM	______	______
4.	To elect as Director, PETER M. D. BRADSHAW	______	______
5.	To elect as Director, ROBERT A. WATTS	______	______
6.	To elect as Director, PATRICK J. MARS	______	______
7.	To appoint DE VISSER GRAY as Auditors of the Company	______	______
		For	**Against**
8.	To authorize the Directors to fix the auditors' remuneration	______	______
10.	To approve the Incentive Stock Option Plan	______	______
11.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

*To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof, or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of **Computershare Trust Company of Canada** is 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 and its fax number is 1-866-249-7775.*

FIRST POINT MINERALS CORP.

NOTICE OF AN ANNUAL GENERAL AND SPECIAL
MEETING OF THE SHAREHOLDERS

MAY 08, 2003

NOTICE IS HEREBY GIVEN that the 2003 Annual General and Special Meeting of the Shareholders of First Point Minerals Corp. (the "Company") will be held at the offices of Heenan Blaikie, Suite 2200 - 1055 West Hastings Street, Vancouver, British Columbia, Canada, on Thursday, May 8, 2003 at the hour of 2:00 p.m. (Vancouver time), for the following purposes:

1.	To receive the following financial statements of the Company and related information:

the Audited Annual Financial Statements of the Company for its fiscal year ended December 31, 2002 together with the report of the auditors thereon.

2.	To elect directors;

3.	To appoint De Visser Gray as auditors of the Company and to authorize the directors to fix the remuneration to be paid to auditors;

4.	To approve the Incentive Stock Option Plan now in effect;

5.	To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof;

DATED at Vancouver, British Columbia, Canada as at the 26th day of March, 2003.

BY ORDER OF THE BOARD

"Peter M. D. Bradshaw"
________________________________________
Peter M. D. Bradshaw
President

NOTE:
Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy, Notes to Instrument of Proxy, a Supplemental Mailing List Return Card, the President's Report and Financials (including the Auditor’s Report thereon) for the year ended December 31, 2002. If you are unable to be personally present at the Meeting, please read the Notes to Instrument of Proxy and date, sign and return the enclosed Instrument of Proxy in the envelope provided for that purpose. The enclosed Instrument of Proxy is solicited by management and you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the meeting.

Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604-681-8600
Fax: 604-681-8799
e-mail: firstpoint@firstpointminerals.com
www.firstpointminerals.com

March 26, 2003

To Our Shareholders:

You are cordially invited to attend the Annual General and Special Meeting of the Shareholders of First Point Minerals Corp. to be held at 2:00 p.m. (Vancouver time), Thursday, May 8, 2003, at the offices of Heenan Blaikie, Suite 2200 - 1055 West Hastings Street, Vancouver, British Columbia, Canada.

Following the Meeting, we are hosting a reception with light refreshments.

If you are unable to attend, please take the time to read the following information and to complete and return the proxy provided herewith.

For an up-to-date preview of the Company’s activities in words, maps and photographs, visit the site at www.firstpointminerals.com

ON BEHALF OF THE BOARD,

"Peter M. D. Bradshaw"
___________________________________
PETER M. D. BRADSHAW
President

SUPPLEMENTAL MAILING LIST
RETURN CARD

TO:         FIRST POINT MINERALS CORP.

               The undersigned certifies that (s)he is the owner of securities of First Point Minerals Corp. (the "Company") and requests to be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

               DATED: _________________________

_______________________________________
Signature

_______________________________________
Name - please print

_______________________________________
Street Address

_______________________________________
City, Country and Postal Code

_______________________________________
Name and title of person signing
f different from name above

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to First Point Minerals Corp., Suite 906 - 1112 West Pender Street, Vancouver, British Columbia, Canada V6E 2S1 (cards may be delivered by facsimile to (604) 681 - 8799).

ANNUAL INFORMATION FORM

of

First Point Minerals Corp.
906 – 1112 Pender Street
Vancouver, B.C. V6E 2S1
Tel: (604) 681-8600
Fax: (604) 681-8799
Email: firstpoint@firstpointminerals.com

April 01, 2003

NATIONAL INSTRUMENT 44-101
AIF (FORM 44-101.F1)

(ii)	Rio Luna - Gold Property, Nicaragua, Central America	24
	Property Description and Location	24
	Accessibility, Climate, Local Resources, Infrastructure and Physiology	24
	Property History	24
	Geological Setting	25
	Exploration	25
	Sampling and Analysis	25
	Security of Samples	26
	Mineral Resources and Mineral Reserves	26
4.3	Other Mineral Properties	26
(i)	Cedros - Silver-Zinc-Lead Property, Honduras, Central America	26

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION		27
5.1	Annual Information	27
5.2	Dividends	27
5.3	Foreign GAAP	27

ITEM 6: MANAGEMENT’S DISCUSSION AND ANALYSIS		28
6.1	Form 44-101F2 Disclosure	28
(i)	General	28
(ii)	Quarterly Information	28
(iii)	Liquidity and Capital Resources	29
(iv)	Results of Operations	30

ITEM 7: MARKET FOR SECURITIES		30

ITEM 8: DIRECTORS AND OFFICERS		31
8.1	Name, Address, Occupation and Security Holding	31
8.2	Corporate Cease Trade Orders or Bankruptcies	31
8.3	Penalties or Sanctions	32
8.4	Personal Bankruptcies	32
8.5	Conflicts of Interest	32
ITEM 9: ADDITIONAL INFORMATION		33

ITEM 1:      PRELIMINARY NOTES

1.1      Incorporation of Financial Statements, MD&A and Proxy Circular

Specifically incorporated by reference and forming a part of this annual information form (the “AIF”) are the audited consolidated financial statements for the Company for the period ended December 31, 2002, together with the auditor’s report thereon plus the management’s discussion and analysis (MD&A), and the most recent Management Proxy Circular, dated March 26, 2003.

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

1.2      Date of Information

All information in this AIF is as of April 1, 2003 unless otherwise indicated.

1.3      Glossary of Terms

Certain terms used throughout this Annual Information Form are defined below.

“Adit”	A horizontal or nearly horizontal tunnel made for exploration or mining.

“Andesite”	A dark-coloured, fine grained volcanic rock.

“Arenaceous”	Rocks with a high sand component in their make up.

“Arsenic” of “As”	An element that can be toxic.

“AQ”	Diameter of core from diamond drilling, approximately 27mm.

“Basalt”	A dark sometimes glassy fine grained rock.

“Biotite”	A dark coloured layered rock forming mineral.

“Breccia”	A rock composed of angular broken fragments held together by mineral cement or a fine-grained matrix.

“Channel Sample”	A sample taken continuously over a specified distance.

“Conglomerate”	A rock made up of rounded or sub-rounded fragments.

“Dacite”	Fine grained light coloured volcanic rock.

“Diabase”	A dark-coloured very fine grained and hard intrusive rock.

“Differentiated”	A natural process during cooling of rocks where by one type of rock can solidify first followed by another kind.

“Dyke”	An igneous mass injected into a fissure in rock.

“Epiclastic”	Sediments consisting of weathered products of older rock.

“Epithermal”	Formed by hot water at relatively shallow depth.

“Facies”	The sum total of all the geological features in a rock.

“Felsic”	A term to describe light coloured rocks.

“Feldspar”	A rock forming mineral high in silica plus other elements.

“Float”	Rock this is not outcrop and has been transported some distance from its source.

“Geochemistry”	The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

“Gold” or “Au”	A gold metallic element that is ductile and very malleable. This precious metal has industrial applications a well as being monetary value and used in jewelry.

“Gossan”	Brown to orange to red coloured rocks and soil where the colour is due to weathering sulphides.

“Grab Sample”	Sample of selected rock or saprolite collected at random from within a restricted area of interest.

“g/t”	Grams per metric tonne.

“Heterolithic”	Composed of fragments of several different rock types.

“Ignimbrites”	Rock formed by material which becomes air borne during volcanic activity.

“Intrusive”	Rock mass formed below the earth’s surface from magma, which has intruded into a pre-existing rock mass.

“Lead” or “Pb”	A soft bluish metal that is ductile, heavy and acid resistant.

“Limestone”	A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

“Metamorphism”	A natural process of heat and compression that changes rocks.

“Net Smelter Return”
A royalty payment made by a producer of metals based on gross mineral production from the property, less deductions of certain limited costs including smelter, refining, transportation and insurance costs.

“NSR”	Net smelter return.

“Outcrop”	Bedrock which is exposed at surface, and is not covered by soil or other material.

“Pyrite”	A gold coloured rock composed of iron and sulphur.

“Pyroclastic”	Material ejected into the air from a volcanic vent.

“Pyroxenite”	A dark rock composed of the mineral pyroxene.

“Quartz” or “qtz”	A very common hard rock forming mineral, generally clear to white but can be a variety of colours.

“ppb”	Parts per billion.

“ppm”	Parts per million.

“Rhyolite”	Fine grained to glassy volcanic rock with visible quartz.

“Saprolite”	Rock that has weathered to clay but is in place and has not been moved by erosion or other forces.

“Scree”	Boulders and related debris which has fallen or slid down a steep embankment, hill or cliff.

“Sediments”	Rocks which are composed of various proportions of clay, silt, sand, gravel and pebbles.

“Silver” or “Ag”
A white metallic element that is ductile, malleable and capable of high polish. This precious metal has major industrial applications in photography, x-ray films, electronics and electrical contacts, batteries, brazing alloys, catalysts, mirrors, jewelry and sterling ware.

“Stock”	An intrusive body that is very approximately circular and generally less than 100 to 200m across.

“Strata”	A section of a formation that consist throughout of essentially the same kind of rock.

“Sulphides”	A rock whose dominant component is the element sulphur.

“Tuff”	A rock formed by volcanic fragments generally less than 4 mm.

“Zinc” or “Zn”	A bluish-white metallic element resistant to atmospheric corrosion.

1.4     Conversion Table

In this AIF metric units are used throughout. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below for convenience:

Imperial Measure =	Metric Unit	Metric Measure =	Imperial Unit

2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 meter	0.3048 meters	1 foot
0.62 miles	1 kilometer	1.609 kilometers	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

1.5     Currency

Unless otherwise indicated, all dollar amounts are in Canadian dollars.

ITEM 2:     CORPORATE STRUCTURE

2.1     Name and Incorporation

The full corporate name of the issuer is First Point Minerals Corp. (the "Issuer").

The Issuer was incorporated pursuant to the laws of the Province of Alberta under the name “First Point Capital Corp.” on February 2, 1995 by registration of its charter documents pursuant to the Alberta Business Corporation Act. In 1996 the Issuer changed its name to First Point Minerals Corp. The Issuer is extra-provincially registered in the Province of British Columbia. The Issuer is a reporting issuer in the Provinces of Alberta, British Columbia and Ontario.

The head office of the Issuer is located at Suite 906, 1112 West Pender Street, Vancouver, British Columbia V6E 2S1 and its registered and records offices are located at Bennett Jones, 4500 Bankers Hall East, 855 – 2nd Street SW, Calgary, Alberta, T2P 4K7, telephone (403) 298-3100, fax (403) 265-7219.

2.2     Intercorporate Relationships

The Issuer has four subsidiary companies, as follows:

Name of Company	Jurisdiction of Incorporation	Ownership %

First Point US Minerals Inc.	United States	100
First Point International Corp.	Barbados	100
First Point Honduras S.A. de C.V.	Honduras	100
First Point Nicaragua S.A.	Nicaragua	100

ITEM 3:     GENERAL DEVELOPMENT OF THE BUSINESS

The Issuer commenced operations as a Junior Capital Pool company whose common shares were listed on the Alberta Stock Exchange on September 18, 1995. By the end of 1996, the Issuer had completed its major transaction, and its shares traded without restrictions. Commencing in June 1996, current management took control of the Issuer, and directed the activities of the Issuer toward the exploration and development of base and precious metal properties. On November 26, 1999 the Alberta and Vancouver Stock Exchanges merged to form the Canadian Venture Exchange (the “CDNX”) which later became part of the Toronto Stock Exchange and the Issuer now trades on the TSX Venture Exchange under the trading symbol “FPX”.

3.1     Three-Year History

Over the course of the past years, the Issuer has been engaged in base and precious metal exploration in North, Central and South America. At present, the Issuer holds various mineral property interests in Honduras and Nicaragua in Central America, and in the Provinces of Ontario and Quebec in Canada. In 1999, the Issuer acquired its initial interest in the Cacamuyá Property in Honduras, and in 2002 its interest in the Rio Luna Property in Nicaragua, properties which are now becoming the Issuer’s principal properties.

Year Ended December 31, 2000

In January 2000 the Issuer completed a private placement for 388,889 units at $0.45 per unit for gross proceeds of $175,000. Each unit comprised one common share and a half share purchase warrant which has since expired.

On April 7, 2000 the Issuer completed a private placement for 328,578 units at $0.35 per unit for proceeds of $115,000. Each unit is comprised of one common share and one half non-transferable share purchase warrant exercisable for a period of 24 months from April 7, 2000. Each one full warrant entitles the holder to purchase one additional common share of the Issuer at $0.40 per share for 12 months or $0.50 for 24 months.

On June 1, 2000 the Issuer completed a public issue under a short form offering document for 1,800,000 units at $0.35 per unit for gross proceeds of $630,000. Each unit is comprised of one common share and one half non-transferable share purchase warrant exercisable for a period of 24 months from June 1, 2000. Each one full warrant entitles the holder to purchase one additional common share of the Issuer at $0.40 per share for 12 months or $0.50 for 24 months.

On June 29, 2000 the Issuer completed a brokered private placement for 1,141,429 units at $0.35 per unit for gross proceeds of $399,500. Each unit is comprised of one common share and one half non-transferable share purchase warrant exercisable for a period of 24 months from June 29, 2000. Each one warrant entitles the holder to purchase one additional common share (a of the Issuer at $0.40 per share for 12 months or $0.50 for 24 months.

During the year, the Issuer abandoned its interest in the Amador, Water Canyon and Big Springs properties in the USA. The Issuer wrote-off its deferred exploration expenditures accumulated on these properties and also on its interest in the Devok property in Indonesia. The Issuer also terminated its agreement with Minera Sasha S.A. de C.V., a Mexican Corporation, to conduct mineral exploration in certain parts of Mexico.

In December 2000, Dr. A. Taylor, Vice President of First Point US Minerals Corp. terminated his employment with the Issuer.

Year Ended December 31, 2001

In 2001, the Issuer acquired nine platinum-palladium properties in Ontario and Quebec. These include the four properties comprising the Mann project (the Frederick House, Garnet, Hall, and Devonshire properties) plus the Puddy Lake and Aurora properties (all in Ontario), and the three properties comprising the Lac Watts project (the Dinosaur, Nuuilic Lakes and Reception River properties) in Quebec, Canada. All but the Frederick House property were acquired by staking and the Issuer holds 100% of each of these properties.

In 2001 the Issuer completed three private placements. On March 1, 2001 the Issuer completed a non-brokered private placement for 225,500 flow through common shares at $0.20 per common share for proceeds of $45,000. On July 11, 2001 the Issuer completed a brokered private placement for 500,500 flow through units at $0.22 per unit for proceeds of $110,115. Each unit is comprised of one common share and one half non-transferable share purchase warrant exercisable for a period of 12 months from July 11, 2001. Each one full warrant entitles the holder to purchase one additional common share of the Issuer at $0.30 per share.

On December 14, 2001 the Issuer completed a private placement for 1,375,000 units at $0.20 per unit for proceeds of $ 275,000. Each unit is comprised of one common share and one non-transferable share purchase warrant exercisable for a period of 24 months from December, 2001. Each one full warrant entitles the holder to purchase one additional common share of the Issuer at $0.25 per share for 12 months or $0.30 for 24 months.

In March 12, 2001 the Issuer issued 331,250 common shares at $0.20 per share for debt owed to employees and consultants. On June 7, 2001 the Issuer issued 100,000 common shares to Battle Mountain Gold as partial payment for the option to acquire Battle Mountain’s 60% interest in the Cacamuyá property. On August 31, 2001 the Issuer issued to Haywood Securities 25,000 common shares at $0.20 per share in payment of an administration fee for the July 11, 2001 private placement.

Effective October 17, 2001 Mr. Patrick Mars was appointed to the Board of Directors of the Issuer.

Year Ended December 13, 2002

On January 4, 2002 the Issuer announced a non-brokered private placement for 125,000 units at $0.20 per unit for net proceeds of $25,000. Each unit is comprised of one common share and one non-transferable share purchase warrant exercisable for a period of 24 months from January 29th 2002. Each warrant entitles the holder to purchase one additional common share of the Issuer at $0.25 per share for the first 12 months and at $0.30 per share for the second 12 months.

On January 29, 2002 the Issuer announced a non-brokered private placement for 1,197,500 units at $0.17 per unit for net proceeds of $203,575. Each unit is comprised of one common share and one half non-transferable share purchase warrant exercisable for a period of 12 months from January 29th 2002. Each one full warrant entitles the holder to purchase one additional common share of the Issuer at $0.25 per January 29 share.

During the 2002 year a total of 1,065,000 incentive stock options were granted to directors, officers, employees and consultants of the Issuer. On January 22, 2002 Officers and Directors of the Issuer were granted a total of 325,000 stock options at an exercise price of $0.20 for a period of five years expiring on January 22, 2007. In May and June, a total of 100,000 options were granted to two consultants, one for 50,000 options at $0.55 expiring April 30, 2005, the other for 50,000 options at $0.53 expiring June 4, 2007. In June, 460,000 stock options were granted to directors, officers and employees at an exercise price of $0.55, expiring on June 27, 2007. In September, 100,000 options were granted to two other consultants, one for 50,000 options at $0.32 expiring February 28, 2003 and the other at $0.32 expiring on August 1, 2004.

In April 2002 the Issuer entered into an exclusive agency agreement with Golden Capital Securities Ltd. who sold on a best efforts basis 2,000,000 units of the Issuer at a price of $0.30 per unit, to raise gross proceeds of $600,000. (Each unit consists of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional common share at an exercise price of $0.30 per share at any time until the close of business on the day which is 12 months from the closing date (the “Closing Date”) of the issue and for $0.35 per share at any time after 12 months and until the close of business on the day which is 24 months from the Closing Date.

In addition, in April 2002 the Issuer sold by a non-brokered private placement 500,000 units of the Issuer at a price of $0.30 per unit with each unit consisting of one common share of the Issuer and one half of one non-transferable share purchase warrant; each whole warrant entitles the holder thereof to purchase one additional common share of the Issuer at $0.30 within the first 12 months and at a price of $0.35 per common share of the Issuer if exercised after 12 months but within 24 months of the closing date of May 12, 2002.

In June 2002 warrant holders exercised 1,291,457 net warrants to purchase 1,291,457 common shares at $0.50 for proceeds of $645,728. In the same month a consultant exercised 20,000 stock options at $0.20 per share to purchase 20,000 common shares for proceeds of $4,000. Also in June, the Issuer issued 100,000 common shares to Newmont Mining as partial payment for the option to acquire Battle Mountain’s (a wholly owned subsidiary of Newmont) 60% interest in the Cacamuyá property.

In July 2002 the Issuer by private placement issued 165,975 units at $0.53 per unit to realize $87,967. Each unit consists of 165,975 shares and one half of one non-transferable share purchase warrant; each whole warrant entitles the holder thereof to purchase one additional common share of the Issuer at $0.60 within the first 12 months and at a price of $0.65 per common share of the Issuer if exercised after 12 months but prior to the expiry on July 2, 2004.

During July a further 300,500 net warrants were exercised by warrant holders (18,750 at $0.50; 250,250 at $0.30; 31,500 at $0.25) to purchase 300,500 common shares for proceeds of $125,825.

In August 31,500 net share purchase warrants were exercised by warrant holders at $0.30 to purchase 31,500 common shares for proceeds of $9,450.

January 1 to April 1, 2003

In January 2003, warrant holders exercised 511,000 net warrants to purchase 511,000 common shares at $0.25 for proceeds of $127,750 and in March 34,000 net warrants were exercised by warrant holders at $0.30 to purchase 34,000 shares for proceeds of $10,200. In the same period, 50,000 stock options were exercised at a price of $0.32 per share for $16,000.

3.2     Significant Acquisitions and Significant Dispositions

The Issuer has two separate option agreements pursuant to which it can acquire an aggregate 100% interest in the Cacamuyá Property in Honduras. The first option agreement dated July 2, 1999 is between the Issuer, its wholly-owned subsidiary First Point Honduras S.A. de C.V. (“FPH”) and Minera BMG, a wholly owned subsidiary of Battle Mountain Gold Company of Houston, Texas, which merged with Newmont Mining Corporation (“Newmont”) of Denver, Colorado on January 10, 2001. The Issuer can acquire Newmont’s 60% interest in the Cacamuyá Property by spending US$1,000,000 in work on the property and by issuing an aggregate of 700,000 common shares of the Issuer to Newmont by July 1, 2004. As at December 31, 2002, the Issuer had spent US$813,641 in work on the property and had issued 200,000 common shares to Newmont. Newmont has reserved a 0.6% net smelter return (“Newmont NSR”), payment of such Newmont NSR to be on commencement of commercial production on the Cacamuyá Property.

The second option agreement dated July 3, 2001 is between the Issuer, FPH and Corporacion Minera Nueva Esperanza (“MNE”), a subsidiary of Breakwater Resources Ltd. (“Breakwater”), an Ontario corporation. The Issuer can acquire Breakwater’s 40% interest in the Cacamuyá Property by issuing 500,000 common shares of the Issuer to MNE on or before the date that is four months after title conversion to the new mining code of Honduras. MNE retains a sliding scale net smelter return royalty (“MNE NSR”) of 0.4% of the gross sale proceeds starting at US$325/ounce gold and rising to a maximum of 1.2% of the gross sale proceeds at US$400/ounce gold for all gold production, and 0.4% of the gross sale proceeds starting at US$5.25/troy ounce silver and rising to a maximum of 1.2% of the gross sale proceeds at US$7.00/troy ounce silver for all silver production. Payment of the MNE NSR will begin upon commencement of commercial production on the Cacamuyá Property.

By letter agreement dated December 31, 2001 the Issuer modified the terms of the agreement whereby the Issuer is granted the exclusive right to acquire a 100% undivided interest in the Cedros silver-zinc-lead property in Honduras from Five Star Mining S.A. for 225,000 common shares of the Issuer at any time provided the Issuer keeps the property title in good standing and continues to meet the government assessment requirements. If the option is exercised there will be a royalty of a 2% net smelter return, which can be purchased at any time for US$ 1 million.

By agreement dated December 23, 2002 the Issuer and its wholly owned subsidiary First Point Nicaragua S.A. (“FPN”) was granted the exclusive option to earn a 100% interest in the Rio Luna gold property in Nicaragua from Novaterra Resources Inc. and its wholly owned subsidiary Inversiones de Terra Nova S.A. (“Novaterra”) by making cash payments totaling $25,000 ($7,500 paid); issuing 75,000 shares and incurring exploration expenditure of $10,000.

By agreement dated February 27, 2003 the issuer entered into an Exploration and Property Option Agreement with BHP Billiton (“BHP B”) to explore for large porphyry copper-gold deposits in three Central American countries, Honduras, Nicaragua and El Salvador. Under the terms of the agreement both parties will contribute on a 50/50 basis to an exploration program totaling US$200,000. This program will be managed by the Issuer and is anticipated to be completed within one year. A 50:50 joint venture will be formed on each copper – gold property selected by BHP B who can earn a 60% interest in selected properties by spending a further US$1 million on exploration. BHP B and the issuer then spend a further US$2 million on exploration after which BHP B can earn a further 10% by advancing the project to completion of feasibility. In this circumstance the Issuer’s 30% interest would be carried to completion of feasibility. If gold/silver only projects are generated by this work they can be retained 100% by the Issuer. These are defined as projects in which gold plus silver is greater than 75% of the economic value of the deposit. All the Issuer’s current properties are excluded from this agreement, which include the Cacamuyá gold-silver and Cedros silver-zinc properties in Honduras and the Rio Luna gold property in Nicaragua.

By agreement dated January 12, 2001, the Issuer was granted the exclusive option to earn a 50% undivided interest in the Frederick House Property platinum-palladium property in Ontario from East West Resources Ltd. (“East West”). The issuer completed a short drilling program on the property in 2002 and has returned the property to East West The Frederick House property was part of the Mann project. The Issuer had acquired the remainder of the ground within the Mann project by staking and owned these claims 100%. These claims have been allowed to lapse.

3.3     Trends

The Issuer has determined that base and precious metal prices have been depressed for some time. This has provided an environment to acquire, at reasonable cost, prospective properties such as Cacamuyá, Rio Luna and Cedros.

The Issuer is of the view that any of the properties it currently holds could host economically commercial mineral deposit.

ITEM 4:     NARRATIVE DESCRIPTION OF THE BUSINESS

4.1     General

The principal business of the Issuer is the acquisition, exploration and, if warranted, development of mineral resource properties of merit. The Issuer currently holds an interest in the Cacamuyá gold-silver property and Cedros silver-zinc properties both in Honduras and the Rio Luna Gold property in Nicaragua. The Issuer intends to seek and acquire additional properties worthy of exploration.

The Issuer acquires properties by staking initial claims, negotiation for permits from government authorities, negotiating with holders of claims or permits, or purchasing companies with claims or permits. On the properties acquired to date the Issuer explores for minerals on its own, and has no current joint ventures. The Issuer also has a joint venture with BHP Billiton to explore for, and where appropriate acquire, large porphyry copper-gold properties in the Central America countries of Honduras, Nicaragua and El Salvador. Exploration for minerals usually includes geological mapping, surface sampling, geochemical and geophysical surveys, trenching and drilling. The Issuer is not geographically limited to any particular region but in recent years has focused attention on natural resource properties in North, Central and South America.

(i)     Competitive Conditions

Significant competition exists for mineral resource acquisition opportunities. As a result of this competition, some of which is with established mining companies with substantial capabilities and greater financial and technical resources than the Issuer, the Issuer may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Issuer will acquire any interest in additional projects that would yield reserves or result in commercial mining operations.

(ii)     Research and Development Expenditures

The Issuer is not in the research and development business.

(iii)     Environmental Protection

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations. To the Issuer’s knowledge, it is in compliance with all environmental laws and regulations in effect in all the jurisdictions where it has properties.

(iv)     Number of Employees

As of April 1, 2003, the Issuer had four full time employees. Some accounting, corporate and legal services are provided to the Issuer by directors of the Issuer.

(v)     Risk Factors Relating to the Issuer’s Business

The Issuer’s ability to generate revenue and profit from its natural resource properties, or any other resource property it may acquire, is dependent upon a number of factors, including, without limitation, the following:

Precious and Base Metal Price Fluctuations

The profitability of any of the Issuer’s operations is dependent in part upon the market price of certain precious and base metals. The price of such metals or interests related thereto fluctuates considerably and is affected by numerous factors beyond the control of the Issuer. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others, and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer not receiving an adequate return on invested capital or investments retaining their value.

Exploration and Development

There is no known body of commercial ore on the Issuer's mineral properties. Development of the Issuer's properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Issuer's mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The long-term profitability of the Issuer's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop, in the case of precious and base metal properties, metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Issuer's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves and Mineralization and Precious and Base Metal Recovery

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition the quantity of reserves and mineralization may vary depending on metal prices. Any material change in quantity of reserves, mineralization, grade or stripping ratio may effect the economic viability of the Issuer's properties. In addition, there can be no assurance that precious or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Government Regulation

Operations, development, and exploration on the Issuer's properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Issuer's operations.

Environmental Factors

All phases of the Issuer's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer's operations. Environmental hazards may exist on the Issuer's properties which are unknown to the Issuer at present which have been caused by previous or existing owners or operators of the properties.

Title to Assets

Although the Issuer has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Issuer has not conducted surveys of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Issuer's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all of its phases, and the Issuer competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining business could adversely affect the Issuer's ability to acquire suitable producing properties or prospects for mineral exploration in the future.

The Issuer may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Issuer may have its interest in the properties subject to such agreements reduced as a result.

4.2     Principal Mineral Properties

(i)      Cacamuyá gold-silver property, Honduras, Central America

Property Description and Location

The Cacamuyá Property is located in southern Honduras in the Department of Choluteca and the Municipality of San Marcos de Colón. The community of Duyosupo, located at the geographic center of the property, lies at UTM coordinates 523,820E and 1,474,730N. Duyosupo is about 15 km south of the town of San Marcos de Colón, which is located along the Pan American Highway. The Cacamuyá Property covers 14,025 hectares and is comprised of two contiguous exploitation concessions, El Picacho, and Cacamuyá.

The Issuer has the option to earn a 100% interest in the property subject to an NSR as described in section 3.2 above. The Issuer has all required permits from the relevant authorities and there are no outstanding environmental liabilities.

Land and Mineral Title Summary of Cacamuyá Property:

Exploration Concession	File #	Area (ha)	Date of Granting
Cacamuyá	285	4,741	January 1, 1999
El Picacho	383	9,284	November 12, 1996
Total		14,025

Accessibility, Climate, Local Resources, Infrastructure and Physiology

The town of San Marcos de Colón, located on the Pan American Highway, is the field base for exploration and is located about 15 km north of the center of the property. The community of Duyosupo is located in the central portion of the property and has regularly scheduled bus service. Access to the main areas of mineralization on the property is via gravel roads through Duyosupo. In wet weather a four wheel drive vehicle is necessary to ford creeks and negotiate slippery hills.

The climate is semi-tropical with temperatures in the range of 20 to 35 degrees Celcius. Work can be conducted on the property on a year round basis. The wet season generally occurs between September and November and is characterized by strong afternoon rains.

Topography on the Property varies from broad to flat-topped ridges and uplands that occupy the northern part of the property, to more rugged topography comprising razor-like ridges and steep walled quebradas (streams) in the southeastern portion of the property. Elevations on the property range from 650 to 1300 meters above sea level. Above 900 meters elevation vegetation is dominated by stands of pine and lesser oak and locally open fields suitable for grazing. Below 900 meters elevation, and along drainages, vegetation consists of deciduous forest and semi-jungle vegetation and minor clearing suitable for cultivation.

Population within and proximal to areas of economic interest on the Cacamuyá Property is sparse. Logging, coffee growing, cattle and cutting of firewood are the principal economic activities in the area.

Water is available year round from several sources on the property. The nearest source of power is San Marcos de Colón.

San Marcos de Colón is the nearest commercial center to the property, where accommodation, supplies and services to facilitate exploration activities on the property can be obtained. Driving time from San Marcos de Colón to the main areas of mineralization on the property is approximately one hour.

Property History

The earliest recorded activity on the Cacamuyá Property was about 1910 by the Central American Mining Company, who mined the south dipping Carmen and Esperanza veins and to a lesser extent the north dipping vein splays of the Cerro Chachaguá vein.

The New York and Honduras Rosario Mining Company (“Rosario Mining”) held the property from 1939 to 1940 at which time they mapped and sampled many of the old workings and redrafted a number of the 1920 maps, which are the only record of activity prior to that time.

Modern exploration activities on the property began in December 1990 with the acquisition of the Delia exploration permit by Breakwater through its Honduran subsidiary American Pacific Honduras. Breakwater’s 1991 program, which targeted the Cacamuyá Property as a potential bulk tonnage gold target, included collection of 2,290 grid controlled soil samples analyzed for 30 elements, plus reconnaissance geological mapping including sampling of adits and trenches over many of the target areas. The soil sampling outlined a 2 km2 anomaly of greater than 100 ppb Au and several contiguous samples greater than 1000 ppb Au as well as a broad strong arsenic and molybdenum anomaly on the west half of the target areas.

Summary of Historic Work on the Cacamuyá Property.

Year	Work by	Silt samples	Soil samples	Rock samples	Trench (m)	Drill Holes # (m)

1991	BWR	--	2,290	775	1,150	--	--
1992	Kennecott	--	--	166	--	--	--
1994-95	BMG	--	--	77	--	5	721
1996-98	BMG	81	--	57	--	9	1,825
Total		81	2,290	1,075	1,150	14	2,546

Company abbreviations: BWR = Breakwater, and BMG = Minera BMG

In 1992 Kennecott entered into an agreement with Breakwater and undertook a permit wide reconnaissance alteration mapping and rock sampling program. They took 166 samples within an area of sericitic alteration measuring roughly 6 by 2 km. The highest analytical result was 825 ppb gold. Fewer than 10 samples were collected in the Cerro Chachagua or Carmen-Esperanza area.

In May 1994, Minera BMG (a wholly owned subsidiary of Battle Mountain Gold) entered into an option agreement with Breakwater to earn a 60% interest in the property. Their work focused on bulk tonnage gold targets within the area of soil geochemical anomalies and included more detailed rock sampling, geological mapping and 14 diamond drill holes. Of the 14 holes, 5 intersected what is now known as the Cerro Chachagua structure and another the D4 target. Five of these six holes intersected potentially ore grade gold and silver over mineable widths.

Significant intercepts from 1995 and 1996 Minera BMG drill program.

Hole	Zone	meters	Gold (g/t)	Silver (g/t)
D06-96	Cerro Chachagua	6.2	105.0	743
D07-96	Cerro Chachagua	4.1	8.4	297
D09-96	Cerro Chachagua	2.9	6.8	84
D14-97	Cerro Chachagua	1.2	8.0	64
D04-96	D4 target	4.0	19.2	89

Geological Setting

The Cacamuyá property is underlain by volcanic and epiclastic sedimentary strata and coeval intrusions of the middle Tertiary age. Detailed mapping has defined three principal stratigraphic sequences, the Lower Volcanic Sequence, Intermediate Sedimentary Sequence and Upper Volcanic Sequence. Intruding the stratified units on the property are a series of intrusions that vary from intermediate to felsic in composition.

The Lower Volcanic Sequence is a heterolithic volcanic sequence that varies from mafic to felsic in composition and attains a minimum thickness of 200 meters. The Sedimentary Sequence contains limestone pods or beds, exhibits rapid local facies changes and reaches a maximum thickness of about 80 m. The Upper Volcanic sequence is dominated by biotite-feldspar phyric units that are massive to flow banded in the eastern half of the target area and clearly volcanoclastic beneath and adjacent rhyolite ash tuffs in the western half. They are interpreted to be flow domes based on their spatial distribution, intrusive contacts and textures. Nine types of intrusions are identified within the Target Area on the basis of their composition and whether they occur as dikes, small stocks, plugs or flow domes. Andesitic-basalt, feldspar porphyry and hornblende feldspar porphyry dikes have been mapped in lower volcanics mainly in the northeast part of the Target Area. Some dikes have been intersected in drill holes near the Cerro Chachagua structure but have not been seen on surface. A dacite flow dome is well exposed on the slopes to the east of the D4 area where its extent is defined by flow banded breccia fragments and chaotic folded flow banding. Biotite feldspar porphyry and feldspar porphyry stocks intrude the sedimentary package and the biotite phyric upper volcanics particularly in the eastern half of the Target Area. They overlap with rhyolite intrusions in the central regions of the Target Area.

Exploration

Stream Sediment sampling has been completed over the entire concession area at a density of approximately 10 samples/sq.km in the target area and approximately 5 samples/ sq.km elsewhere. There is a well defined multi-element anomaly 3 x 4 kilometers centered over Cerro Chachagua which encompasses all known mineralized zones.

Soil Sampling has been completed over all the currently known mineralized zones for a total of 3,375 samples. There is very good agreement between the stream sediment and soil data. There is a >1 g/t gold anomaly over Cerro Chachagua and another over Carmen/Ezperanza, a >100ppb gold anomaly 600 x 600 meters for the D4/D5 area, plus a number of smaller anomalies elsewhere. There are also strong Ag, As, Mo and Pb anomalies.

Rock samples have been collected as continuous or discontinuous chip channels from bedrock, or representative (“grab”) bedrock samples and float samples. Where anomalous rock samples have been collected, the Issuer has routinely followed up these results with hand, and more recently, mechanized trenching.

More than 100 bedrock and float samples were collected within the area extending from the Cerro Chachagua vein, north to the D4/D5 Target, and East Zone. The results from this work was used to assist in selecting trench and drill targets.

Trenching. Since 1999 by the Issuer has completed more than 3,500 meters of hand and mechanized trenching. Hand trenches are excavated using a crew of four to six workers to a depth of 1 to 1.5 meters. Mechanical trenching employs an excavator and trenches can be dug to a depth of up to 7 meters, although all but a few test trenches were dug to a depth of 3 to 4 meters. These trenches exposed in-situ saprolite and near surface outcrop. Trenches are routinely back-filled after mapping and sampling are completed. Continuous channel samples are taken ranging from less than one to 12 meters depending on alteration or rock type characteristics. Hand trenches and the deeper machine trenches give very similar results, but the machine trenches allow better mapping of geology and can be dug much more rapidly.

Some significant trench averages for the Filo Lapa target area.

Trench number	Width (m)	Au (g/t)
FL19-20	85.0	0.41
FL43	96.0	0.70
FL44	113.0	0.54
FL41	75.0	0.98
FL5 and FL42	61.0	0.43

Some significant trench averages for the D4/D5 target area.

Trench	Width (m)	Au (g/t)
MT#2	19.2	8.17
MT#3	22.0	0.73
MT#4	70.0	0.36
MT#5	0.5	15.7
MT#6	0.4	50.0
MT#7	15.0	2.9
MT#8	17.8	2.5
MT#9	10.0	7.8
MT#10	24.7	1.6
MT#11	4.0	4.9

Mineralization

The styles of precious metal, low sulphidation epithermal mineralization currently identified on the property include low-grade, disseminated, hot spring-related mineralization and high-grade, structurally controlled quartz vein hosted mineralization. Based on quartz vein textures, geochemistry and alteration, plus the drilling to data it is concluded that intersections of mineralization to date are above the “productive horizon” where the best gold grades and widths are found in this type of mineralized system.

Seven principal target areas can be defined within the property, the salient characteristics of which are summarized below.

Targets, styles and orientation of mineralization.

Target Area	Style	Strike (o)	Dip (o)	Dimensions
Cerro Chachagua	Vein	105	55-65 S	760 m strike, 150m depth
Carmen-Esperanza	Vein	120	50 S	250m strike, 50 m depth
Henry’s	Vein	105-120	50-65 S	240m strike
D4/D5	Disseminated/ Vein	~105	50-70	1000m x 180m
El Manglar	Disseminated/ Vein	~035	unknown	800m x 180m, core anomaly 250m x 180m
Filo Lapa	Disseminated/ Vein	~035	unknown	300m x 20-80m
Hilo Libre	Disseminated/ Vein	~010	unknown	630m x 100m

Details of these mineralized zones, as defined by geology, geochemistry, trenching and drilling area as follows.

The Cerro Chachagua vein system, although poorly exposed on surface due to a thick scree cover, has been traced along strike through local surface exposure and drilling for 760 meters and to a depth of 150 meters below surface. The vein is an east (105o) striking, steeply south-dipping (60o) mineralized structure best exposed on surface at the San Isidro Adit, where it appears as a zone of quartz veining, quartz vein breccia and massive silicification, grading 4.9 g/t gold and 80 g/t silver over 4.0 meters. To date, 18 drill holes totaling 3,259 meters have been drilled along a 580 strike and to a depth of 150 meters. Seven drill holes have intersected the vein with the results as tabulated below.

The Carmen-Esperanza veins are exposed in underground workings north of the Rio Iguazala, strike southeast and dip moderately to the southwest. Based on underground and surface exposure, these veins are exposed for 250 meters along strike and 50 meters vertical extent. The veins are hosted within rhyolite tuff of the upper volcanic sequence that have been pervasively sericite altered. Sampling of the underground by the Rosario Mining in 1929 indicate that the veins average 0.5 meters in width and average between 15 and 30 g/t gold. Mining by the Central American Mining Company exploited the veins for 100 meters along strike and 50 meters down dip. The down dip extension of these veins below river level into the lower volcanic unit is untested. Five trenches excavated by Breakwater on the hilltop above the Carmen-Esperanza veins carry between 15 and 22 g/t silver over widths of 3 to 3.5 meters. These results have not yet been followed-up.

Henry’s vein was discovered by the Issuer in 2000. The vein is hosted by strata of the upper volcanics, south of the Rio Iguazala where it is exposed along the main access road on the property. Veining occurs over a 10 meter wide zone and has been traced along surface for 240 meters. Limited sampling returned values of 2.38 g/t gold over 0.5 meters and 0.59 g/t gold over 1.1 meters. A single RC drill hole in late 2002 failed to intersect any significant grade.

The D4/D5 Target area is located between 200 and 500m north of the Cerro Chachagua structure. Patches of silicification, abundant vein float and narrow south-dipping quartz veins occur in red saprolite and minor heterolithic lapilli tuff of the lower volcanic sequence. Hole DH05-95 intersected 1.2 g/t gold over 7.6 meters down the hole in a zone containing quartz vein material of uncertain orientation. Hole DH04-95, collared 230 meters to the east intersected 18.2 g/t gold over 4.0 meters and 18.2 g/t gold over 1.4 meters down the hole. These are related to a series of narrow quarts veins striking 110deg. and dipping approximately 60deg. South as confirmed by more recent machine trenches and drilling. Based on drill and trench intercepts, soil geochemistry and detailed mapping, the D4/D5 Target is currently defined over a northeast elongate 1000m x 180m area corridor that links up with Carmen and Esperanza to the west.

The El Manglar trend is located southwest of Carmen-Esperanza. It starts north of Filo Lapa and extends northeast to Henry’s vein for a distance of 800 meters. It is primarily based on welldefined coincident molybdenum (>10 ppm), arsenic (>100 ppm) soil geochemical anomaly and by zones of siliceous breccias and rhyolite flow domes hosted within upper volcanic strata. Within the southern portion of this anomaly, soil geochemistry has defined a 250m by 180m zone of gold (>50 ppb). Limited rock sampling in this area has returned up to 3.4 g/t gold from limonite-rich quartz vein float in sub-outcrop.

Filo Lapa lies off the southern end of the El Manglar target, with which it shares many of the same geological features. Soil geochemistry in the Filo Lapa area has defined a northeast trending coincident gold (>50 ppb), lead (>100 ppm) and silver (>0.5 ppm) soil geochemical anomaly measuring 720m by 260m. Within this broader soil anomaly the Issuer has defined a higher-grade core measuring 300m long and between 20 and 80m, defined by 732m of mechanical and hand trenching. The core zone is located at the north end of the soil geochemical anomaly and averages 0.9 g/t gold based on a 0.5 g/t gold cutoff. Within the core area the maximum sample value obtained in trenching is 1.62 g/t gold, suggesting that gold mineralization is uniformly distributed, reflecting the pervasive nature of the strong alteration and mineralizing event. Five RC holes in late 2002 general intersected very similar grades to those found in the trenches except for RC3 which returned 17.8 g/t gold over 1.5m.

The Hilo Libre area is a north trending zone of quartz breccia veining and sinter; the center of which is located 800m north of Carmen – Esperanza. The zone, as defined by mapping and trenching, measures 630m by 100m. The zone is hosted at the contact between andesite tuff breccias of the lower volcanic sequence and biotite hornblende bearing lapilli tuffs of the upper volcanic sequence. Sampling of a quartz breccia vein, located in old workings at the south end of the Hilo Libre zone returned up to 12.5 g/t gold over a true width of 2.9m. In this area the vein strikes north, is sub-vertical and measures 2 to 3 meters wide. Sampling along this strike of this structure has also returned 6.8 g/t gold over 2 meters and 5 g/t gold over 3 meters. One of these was re-sampled and returned less than 1 g/t gold, indicating a probable nugget effect. Hole RC12-02 drilled under this showing in 2002 failed to hit any significant mineralization. Located 280m northwest, another area of old workings (“La Loma”) exposes a northwest striking, moderately northwest dipping zone of sinter cross cut by quartz breccia vein. Sampling of the quartz breccia vein has returned up to 8.53 g/t gold over 1.3m. Of two RC holes, RC10-02 and RC11-02, in that area the second one intersected 7.5 g/t gold over 4.5m, but the samples showed a very high nugget effect and individual assays from 3 different labs show values ranging from 0.5 to 28.0 g/t gold.

Within the Hilo Libre workings, visible gold has been panned from an iron oxide stained quartz vein zone measuring about 0.8 m wide near the end of the adit, but rock sampling of this vein did not return any significant values.

Drilling

In 2000 a 1,218.3 meters;/. (9 hole) diamond drill program was completed from July 7 to August 14. The 2000 drill program focused on follow-up work on the Cerro Chachagua and D4 structures, which were originally tested in a two phase with a total of 14 hole diamond drill program by Minera BMG and joint venture partner Breakwater Resources between 1995 and 1997 as reported above.

In 2002 a 1,327 meter (12 hole) reverse circulation (RC) drill program was completed on Filo Lapa (5 holes, 553 meters); the El Manglar trend and Henry’s Vein (3 holes, 299 meters); and Hilo Libre (4 holes, 475 meters). This program focused on targets defined by mapping, geochemistry and trenching and never previously drill tested.

In January and February 2003 a further 1,114 meters of RC and 777.6 meters of diamond drilling was completed in the D4/D5 and Cerro Chachagua area. This program focused on following targets previously defined by trenching and drilling.

Summary of results of some of the significant diamond and reverse circulation drilling by First Point.

Hole	Target (m)	From	To (m)	Int. (m)	Au (g/t)	Ag (g/t)
DH16-00	Chachagua	157.15	159.55	2.40	2.02	181.9
and	Chachagua	182.80	186.80	4.00	2.42	16.24
DH17-00	Chachagua	210.05	211.15	1.10	2.70	63.71
DH20-00	D4/D5	41.50	67.55	26.05	0.20	0.98
Incl.		59.50	61.00	1.50	0.85	0.77
DH21-00	Chachagua	68.40	69.60	1.20	10.90	8.25
RC01-02	Filo Lapa	48.0	49.5	1.50	17.90
RC11-02	Hilo Libre	97.5	102.0	4.50	7.90
RC23-03	D4/D5	3.0	40.5	37.50	1.00
Incl.		25.5	28.5	3.00	6.70
RC25-03	D4/D5	10.5	37.5	27.00	2.00
Incl.		27.0	28.5	1.50	26.80
RC26-03	D4/D5	46.5	48.0	1.50	10.50

Sampling and Analysis

Conventional – 80 mesh stream sediment samples were collected from active stream sediment material, at 200 to 250 m intervals up all the creeks to within approximately 1 km of their headwaters. Each sample consisted of approximately 500 grams of fine-grained active stream sediment collected from several locations over about 20 m of the stream course and placed in a Kraft paper bag. Stream sediment samples are partially dried in the field and then shipped to CAS labs in Tegucigalpa for sample preparation.

Soil samples were collected with an auger from a depth of approximately 20cm from B-horizon. Approximately 500 grams of sample was collected in a clean high-wet strength

Kraft envelope. Soil samples are then air dried on-site and then shipped to CAS laboratories in Tegucigalpa for preparation.

Rock samples were collected either as grab samples from float or outcrop, or as chip channel samples from outcrop. Chip channel samples are collected as small chips approximately every 10 cm for the length of the sample. Sample weights average between 1 to 2 kg. Rock samples are then shipped to CAS laboratories in Tegucigalpa for preparation.

Samples from both hand and machine trenches are collected as continuous chip channel samples over the length of the sample. Samples are collected from the trench wall approximately 5 cm from the floor, unless noted otherwise. The weight of the samples vary depending on the sample length, but are never less than 1 kilogram and as high as 5 kilograms. Trench samples are then shipped to CAS laboratories in Tegucigalpa for preparation.

Each run of drilled core is placed in sequential order in wooden core boxes, separated by wooden footage markers. Footage markers are converted to meters core recoveries calculated. Drill core is then logged and geologically significant sample intervals identified. Mineralized intervals are photographed and then cut using a rock saw with halved cores representing fifty percent of the mineralized interval placed into a clean, new plastic bag along with a sample ticket. Each sample bag is secured with a tamper proof plastic tie. The remaining halves of the core are returned to the core box with the second half the sample ticket stapled into the core box at the beginning of each sample interval. Sample weights were typically 1 to 2 kg. Drill core samples are then shipped to CAS laboratories in Tegucigalpa for preparation.

Diamond drilling was conducted with a Longyear Super 38 and RC drilling by a UDR, both by Tegucigalpa-based drill contractor R and R Incorporated, S. de R.L., the contractor for all previous drilling on the property. All diamond drill holes in the program were collared with HQ and reduced to NQ if it became necessary because of bad ground. Recovery was generally good to excellent, with only short sections of less than 75% recovery. Some intervals with less than 75% recovery were from un-mineralized fault intersections and do not impact drill results. However some were also from mineralized areas. The impact of poor recovery on the assay results is not known.

Samples from the RC rig, if dry were collected with the aid of a cyclone in 20 leter pails and weighed and the weight recorded. The sample were then successively split with a Jones riffle splitter to 5 to 10 kilogram split which was retained in a plastic bag and sent to CAS laboratories for sample preparation and analysis. If the sample was wet it was passed through a rotating hydrolic splitter which could be altered to all, ½ or ¼ of the sample was collected so again a 5 to 10 kilogram split was retained for sample preparation and analysis. This sample was collecetd in s “Dry Right” fiber bag which allowed the water to escape while the sample, including the very fine material, was retained. The sample was hung in the field until dry (generally 12 to 48 hours, depending on the clay content) before being weighed and then shipped to the lab. The sample recovery was calculated for each sample.

Drill core and RC samples submitted to CAS de Honduras, S. de R.L. in Tegucigalpa for preparation and gold analyses using a 30 gram split and fire assay with atomic absorption finish. Samples containing >3000 ppb gold were re-analyzed by CAS using fire assay with a gravimetric finish. Splits of some RC and core pulps, plus splits of all sediment, soil, rock and trench samples were then sent to Acme Analytical Laboratories Ltd. in Vancouver, Canada for 35 element ICP-MS analysis.

Security of the Samples

Sampling and sample shipping was conducted by the staff of the Issuer under the direct supervision of Dr. Peter Bradshaw, P.Eng., Dr. Ron Britten, P.Eng., and Andrew Kaip, P.Geo.

Mineral Resources and Mineral Reserves

There are no known ore reserves on the Cacamuyá Property. The Issuer is conducting an exploratory search for ore.

(ii)      Rio Luna Gold Property, Nicaragua, Central America

Property Description and Location

The Rio Luna property comprises an area of 126 km2 in the Municipality of Santa Lucia, Department of Boaco, Nicaragua and is 75 kilometers northeast of Managua and 10 kilometers north of the city of Boaco. The approximate center of the mineralized system lies at UTM coordinates 650,000E and 1,387,000N. As described in section 3.2 the Issuer has an option to purchase 100% of the property subject to certain cash and share payments. Title to the property is granted by Acuerdo Ministeril No. 211-RN-MC/2002 by La Dirección General de Recursos Naturales del Ministero de Fomento, Indistria Y Comercio. The Issuer has the required permit from the Ministerio del Ambiente y Regulacion Ambiental to carry on its exploration program.

Accessibility, Climate, Local Resources, Infrastructure and Physiology

Access is via paved road from Managua to Boaco, a city of 30,000 people, and then by improved secondary roads for 10 kilometers. The area is sparsely populated and the principal economic activity is cattle ranching and farming. The terrain is hilly and ranges from 380 to 520 meters above sea level. The climate is typical for the central highlands of Nicaragua, hot days and cool, to warm nights. The rainy season is from May to December when short-lived daily showers occur.

Property History

There is evidence of early exploitation in the form of small shafts and tunnels. The most recent and only documented exploration work was carried out by Western Mining Corporation (WMC) in 1997 which consisted of reconnaissance stream sediment sampling, minor soil sampling, reconnaissance mapping, wide spaced rock sampling plus hand dug trenching. Sampling from these outcrops and hand dug trenches returned up to 10.9 g/t Au and 15.5 g/t Ag over 2 meters and up to 18.4 g/t Au and 213 g/t Ag in grab samples with key values concentrated in 4 zones along the principal structure.

The Rio Luna property has never been systematically explored and has never been drill tested.

Geological Setting

The Rio Luna property lies within Tertiary volcanic rocks of the Central Interior Highlands of Nicaragua. The oldest rocks in the area are rhyolite to dacite pyroclastics and ash of the upper to middle Oligocene Juigalpa unit. In the southeast corner of the property these rocks are overlain by andesite and basalt flows and volcanic breccias of the lower to upper Miocene La Libertad unit. To the west, the Juigalpa unit is overlain by andesite and basalt flows, ignimbrites, volcanic conglomerate and ash of the middle Miocene to Pleistocene Santa Lucia unit. These rocks cover the western two-thirds of the concession.

Exploration

The mineralized quartz veins occur within the Santa Lucia unit and may extend into the older Juigalpa unit. In the vicinity of the veins the main rock types include andesite flows, rhyolite and leucocratic mafic to intermediate intrusives. Alteration consists chiefly of propylitization of wall rocks and country rock and weak to intense argillic alteration, which occurs adjacent to the veins for several meters. Moderate to intense silicification occurs locally.

Stream sediment sampling has been completed over the entire property. Gold is by far the most useful element which indicates the known mineralization plus 2 other anomalies which require follow-up.

Initial mapping has identified four low-sulpidation epithermal quartz veins that occur within a 7 square kilometer area. The poorly exposed principal mineralized structure is 5km long and 2 to 10 meters wide. Initial hand trenching results by the Issuer include 4.5 g/t Au over 8.0 meters; 4.0 g/t Au over 1.8 meters and 3.1 g/t gold over 2.2 meters from the epithermal quartz vein and mineralized wall rock.

Sampling and Analysis

Conventional – 80 mesh stream sediment samples were collected from active stream sediment material, at approximately 500m intervals up all the creeks to within approximately 1 km of their headwaters. Each sample consisted of approximately 500 grams of fine-grained active stream sediment collected from several locations over about 20 m of the stream course and placed in a Kraft paper bag. Stream sediment samples are partially dried in the field and then shipped to CAS labs in Tegucigalpa for sample preparation.

Rock samples were collected either as grab samples from float or outcrop, or as chip channel samples from outcrop. Chip channel samples are collected as small chips approximately every 10 cm for the length of the sample. Sample weights average between 1 to 2 kg. Rock samples are then shipped to CAS laboratories in Tegucigalpa for preparation.

Samples from trenches are collected as continuous chip channel samples over the length of the sample. Samples are collected from the trench wall approximately 5 cm from the floor, unless noted otherwise. The weight of the samples vary depending on the sample length, but are never less than 1 kilogram and as high as 5 kilograms. Trench samples are then shipped to CAS laboratories in Tegucigalpa for preparation.

Samples submitted to CAS de Honduras, S. de R.L. in Tegucigalpa for preparation and gold analyses using a 30 gram split and fire assay with atomic absorption finish. Samples containing >3000 ppb gold were re-analyzed by CAS using fire assay with a gravimetric finish. All sediment rock and trench samples were then sent to Acme Analytical Laboratories Ltd. in Vancouver, Canada for 35 element ICP analysis.

Security of the Samples

Sampling and sample shipping was conducted by the staff of the Issuer under the direct supervision of Andrew Kaip, P.Geo and Mr Sammy Gonzales, geologist.

Mineral Resources and Mineral reserves

There are no known ore reserves on the Rio Luna Property. The Issuer is conducting an exploratory search for ore.

4.3     Other Mineral Properties

(i)      Cedros silver-zinc-lead property, Honduras, Central America

Cedros is located at the southern end of a belt of world-class, carbonate-hosted silver-zinc-lead deposits that extend from Mexico to central Honduras. The property consists of three concessions which total 59,000 hectares. The Spaniards mined the tops of high-grade, probably oxidized, massive sulphide replacement zones along a two kilometer trend in the 1600’s and 1700’s. The Spaniards halted mining at relatively shallow depths when they encountered the water table.

The Issuer’s exploration has focused on geological mapping and trenching within a very strong silver-zinc-lead soil geochemical anomaly measuring approximately two by three kilometers. Within this area the geology changes from large intrusions of intermediate to acid composition in the south, hosted in carbonate rocks, to a series of small stocks, dykes and sills of similar composition to the north. The carbonate rocks are generally more arenaceous in the south and grade to more pure limestone in the north. The styles of mineralization also change from broader, disseminated bulk mineable silver-zinc at Carmelo Sur and Cedros Abajo in the south to the historically mined massive sulphide replacement styles at Belen, Azul and El Carmelo in the north. Trenches in the south, in strongly oxidized and leached outcrop, have encouraging values. These are prime targets for bulk-mineable silver-zinc in carbonates and other sediments adjacent to the major intrusions. Trenches to the north have encountered much higher grades related to massive sulphide style carbonate replacement mineralization.

ITEM 5:     SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1     Annual Information

The following table sets forth selected consolidated financial information of the Issuer for the last five completed financial years ended December 31. This information is derived from the financial statements of the Issuer and should be read in conjunction with those financial statements and notes thereto.

	2002	2001	2000	1999	1998
Net Sales or total revenues	nil	nil	nil	nil	nil
Income (loss) from continuing Operations (i) In total (ii) On a per share basis (iii) On a fully diluted share basis	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Net income (loss) (i) in total (ii) on a per share basis (iii) On a fully diluted share basis	($581,906) ($0.03) N/A	($244,524) ($0.02) N/A	($496,612) ($0.04) N/A	($396,137) ($0.04) N/A	($1,222,544) ($0.14) N/A
Total Assets	$3,857,406	$2,626,907	$2,341,459	$1,735,470	$1,660,807
Total long-term financial liabilities	nil	nil	nil	nil	nil
Cash dividends per share	nil	nil	nil	nil	nil
Shareholders’ equity	$3,850,309	$2,526,332	$2,267,754	$1,708,543	$1,646,869
Working capital (deficiency)	$1,022,530	$127,286	$307,220	$214,669	$486,635
Write-off of mineral property costs	$175,878	-	$242,692	$77,139	$809,627

The issuer writes off its entire interest in properties in the fiscal year that the properties are determined to no longer fit the objectives of the Issuer and the property is dropped.

5.2 Dividends

To date, the Issuer has not paid any dividends on its common shares nor is it intended to pay a dividend on any of its shares in the immediate future. Dividends will, in all probability, only be paid in the event the Issuer successfully brings one of its properties into production.

5.3 Foreign GAAP

The financial statements of the Issuer for the year ended December 31, 2002 have been prepared under Generally Accepted Accounting Procedures (“GAAP”) for Canada. These procedures are the same as those required for U.S. GAAP except that mineral exploration expenditures are deferred on prospective properties until they are developed, sold or abandoned. Under U.S. GAAP, mineral exploration expenditures are written off as incurred. Reference is made to Note 11 of the Issuers financial statements for the 2002 year, which outlines the effect of this difference in accounting principals.

ITEM 6:     MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the financial position, changes in financial position and results of operations of the Issuer for the two fiscal years ended December 31, 2002 and 2001 should be read in conjunction with the Issuer's financial statements and related notes included therein:

6.1     Form 44-101F2 Disclosure

(i)      General

Since incorporation, the Issuer has been exclusively a mineral exploration company engaged in the business of exploration of base and precious metal properties. The Issuer currently has no producing properties and consequently no operating income or cash flow.

The Issuer’s accounting policy is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the property to which they relate is placed into production, sold or abandoned. At that time, capitalized costs are either amortized over the useful life of the ore body, following the commencement of production, or written off if the property is sold or abandoned.

The Issuer explores for minerals with an emphasis on precious metals (gold, silver), and certain base metals, namely zinc and copper. The Issuer has no earnings and therefore finances these exploration activities by the sale of its common shares. The key determinants of the Issuer's operating results are the following:

(a)	the state of capital markets, which affects the ability of the Issuer to finance its exploration activities;

(b)	the write down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and

(c)	market prices for base and precious metals.

(d)	the future success in discovering an ore body which is economic and can be developed either on its own or with a partner.

Set forth below is a brief summary of the Issuer's financial operations during the last two financial years. For more detailed information, reference is made to the financial statements attached hereto and forming a part hereof.

(ii)      Quarterly Information

The following table sets forth selected financial information of the Issuer for each of the last eight quarters ending at the end of the most recently completed financial year:

Quarter Ended: Year:	Dec. 31 2002	30 2002	June 30 2002	Mar. 31 2002	Dec. 31 2001	Sept. 30 2001	June 30 2001	Mar.31 2001
Net sales or total revenues	nil	Nil	Nil	nil	nil	nil	nil	nil
Income or loss from Continuing operations (i) in total (ii) on a per share basis (iii) on a fully diluted share basis	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Net income (loss) (i) in total (ii) on a per share basis (iii) on a fully diluted basis	(278,140) ($0.01) N/A	(71,615) ($0.00) N/A	(167,848) ($0.01) N/A	(64,303) ($0.00) N/A	(244,524) (0.02) N/A	(50,440) (0.00) N/A	(46,109) (0.00) N/A	(99,938) (0.00) N/A

(iii) Liquidity and Capital Resources

The Issuer’s operations consist of the exploration and evaluation of mineral properties. The Issuer’s financial success is dependent upon its ability to find economically viable properties and develop them. The process can take many years and is largely dependent on factors beyond the control of the Issuer. The Issuer’s historical capital needs have been met by the sale of the Issuer’s stock. The Issuer’s funds on hand have for the past several years been sufficient to cover the Issuer’s administrative expenses and limited mineral exploration programs. The Issuer has also had to convert some of its debt obligations, including some deferred salaries of its directors and officers, into common shares of the Company. There is no assurance that equity funding will be possible at the times required by the Issuer.

As the Issuer is at the exploration and development stage, it capitalizes its acquisition, exploration and development costs of its mineral properties. Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis. Should exploration results of any of its properties prove unsatisfactory, the Issuer would then abandon such property or properties, and write off costs incurred up to that time. The impact on its net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

The Issuer is a junior exploration company with no revenue-producing operations. Activities include acquiring mineral properties and conducting exploration programs. The mineral exploration business is risky and most exploration projects will not become mines. For the funding of property acquisitions and exploration that the Issuer conducts itself, the Issuer does not use long-term debt. Rather, it depends on the issuance of common shares from its treasury to investors. Such stock issues, in turn, depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and experience of management.

As of the date hereof, 23,464,954 common shares have been issued and outstanding. From inception to April 1, 2003 the Issuer has raised a total of $ 8,035,361 in cash from the issue, in the aggregate of 22,933,704 shares. The principal means of distribution has been by public offering and private placements in Canada.

As of April 1, 2003, the Issuer has 23,464,954 issued common shares and 28,912,941 common shares on a fully diluted basis. If the Issuer were to issue the additional 5,447,987 common shares to reach the fully diluted amount, it would raise an additional $ 1,983,271. These prospective funds comprise $922,480 from 2,274,000 stock options issued to employees, directors and consultants and $1,060,791 from warrants to issue 3,173,987 common shares. The stock options are exercisable at a prices between $0.19 and $0.55 per common share with expiry dates between February 16, 2004 and December 12, 2007. The warrants are exercisable at prices between $0.30 and $0.65 between December 14, 2003 and July 2, 2004.

(iv)     Results of Operations

Fiscal Period commencing January 01, 2002 and ended December 31, 2002 compared with Previous Fiscal Period commencing January 1, 2001 and ended December 31, 2001

The fiscal period ended December 31, 2002 saw the price of gold increase from US$ 300 at the start of the year to $328 by mid year and $350 by year end. This heightened the interest of investors for shares of junior issuers and enabled The Issuer to complete a 2,500,000 share placement at $0.30 per unit in early May and then benefit from the exercise of 1,841,840 warrants in June and July at exercise prices between $0.30 and $0.50 per share. This funding allowed the Issuer to recommence surface and drill exploration on the Cacamuyá property and to actively pursue new exploration projects in Central America, resulting in the acquisition of the Rio Luna property in Nicaragua in December. The Issuer also completed an exploration program on the Mann properties in Western Ontario early in 2002. There was not sufficient encouragement to continue to hold these Company staked claims or the Frederick House property and these holdings were abandoned.

Outlook for the Fiscal Year ending December 31, 2003

For the fiscal year ended December 31, 2003 it is anticipated that equity financing will be easier to obtain as metal demand stabilizes at higher prices and investor interest in the mineral exploration sector increases. As a result, increased exploration activity is expected on the Cacamuyá gold-silver and the Rio Luna gold properties in particular. In addition there will be increased activity through the BHP Billiton joint venture.

Impact of Inflation

Inflation has had no significant impact on the Issuer’s income or operations during the past three years. Commodity price changes are normally not geared to inflation but have a direct effect on the Issuer’s ability to raise further funds by equity issue, and on the terms and conditions the common shares are issued at.

ITEM 7:     MARKET FOR SECURITIES

The Common Shares of the Issuer are listed and posted for trading on the TSX Venture Exchange under the trading symbol “FPX”.

ITEM 8:     DIRECTORS AND OFFICERS

8.1     Name, Address, Occupation and Security Holding

The following are the full names, municipality of residence, positions with the Issuer and principal occupations within the preceding five years of all of the directors and officers the Issuer:

Nominee	Principal Occupation within	Served as	Office with the	Shares
	Preceding Five Years	Director	Company	Owned
		Continuously		%
Since
Peter M.D. Bradshaw	July 1996-present, CEO and President. First	July 11, 1996	President, CEO and	4.4
West Vancouver, BC	Point Minerals Corp		Chairman

Robert A. Watts	July 1996-present, Chief Financial Officer	July 11, 1996	Chief Financial	1.2
Victoria, BC	First Point Minerals Corp.; 1994-present-		Officer
WattsLine Management Ltd. (financial
consultant to the mining industry)

Roderick W.	1997-present, Lawyer, Partner, Heenan	February 2, 1995	Corporate Secretary	1.2
Kirkham (1)	Blaikie LLP
Vancouver, BC
William H.	April 2002-present, Chairman & CEO,	February 16, 1999	None	0.3
Myckatyn (1)	Quadra Mining Ltd.,a private company,
Vancouver, BC	June, 1998-April, 2002 CEO & President,
Dayton Mining Corp.; 1997-1998 President
& CED, Princeton Mining Corp;

Patrick Mars(1)	2001-present, Independent Consultant;	October 17, 2001	None	--
London, England	1999-2001, Chairman CEO & Director, First
Marathon/NBC Financial (UK) Ltd;
Securities (UK); 1997-1998, President, CEO,
Director, Anvil Range Mining Corp.

Ronald M. Britten	June 1996-present, VP Exploration First	n/a	Vice President	1.2
Vancouver, BC	Point Minerals Corp.		Exploration

(1)	Audit Committee members
(2)	The Company does not have an Executive Committee.
(3)	The directors have formed a Corporate Governance Committee of which all five directors are members.
(4)	The directors are elected at the annual meeting for a period of one year.

The directors are elected at the Annual General Meeting for a period of one year. The Issuer’s next Annual General Meeting is scheduled to be held on May 8, 2003 and it is anticipated that all of the above directors will be nominated for re-election. Officers of the Issuer are appointed by the Board of Directors.

As the date hereof, common shares of the Issuer are beneficially owned, directly or indirectly, by the directors and senior officers, as a group, representing of the issued and outstanding voting securities (23,464,954 common shares).

8.2     Corporate Cease Trade Orders or Bankruptcies

During the 10 years prior to the date of this AIF, none of the directors or officers of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has been a director or officer of any other issuer that, while that person was acting in that capacity:

(a)
was the subject of a cease trade order or similar order, or an order that denied the Issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets save and except as set forth below:

Peter M. D. Bradshaw was on the Board of Directors of Pegasus Gold Inc. on January 15, 1999 when the company completed a liquidating plan of reorganization.

8.3     Penalties or Sanctions

No director, officer or promoter of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is or has:

(a)
been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

8.4     Personal Bankruptcies

During the 10 years prior to the date hereof, no director or officer of the Issuer, or a shareholder holding sufficient securities of the Issuer to affect materially the control or the Issuer, or a personal holding company of any such persons has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person or company.

8.5     Conflicts of Interest

Certain directors and officers of the Issuer are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Issuer. As required by law, each of the directors of the Issuer is required to act honestly, in good faith and in the best interests of the Issuer. Any conflicts which arise shall be disclosed by the directors and officers in accordance with the Business Corporation Act (Alberta) and they will govern themselves in respect thereof to the best of their ability with the obligations imposed on them by law.

ITEM 9:     ADDITIONAL INFORMATION

The Issuer will provide to any person or company, upon request to the Secretary of the Issuer:

(a)
when the securities of the Issuer are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

	(i)	one copy of the AIF of the Issuer, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

(ii)
one copy of the comparative financial statement of the Issuer for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Issuer subsequent to the financial statements for its most recently completed financial year,

(iii)
one copy of the information circular of the Issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

(iv)
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)
at any other time, one copy of any other document referred to in item (1)(a)(i), (ii) and (iii) above, provided the issuer may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Issuer.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Issuer’s Information Circular pertaining to its most recent Annual General Meeting. Additional information is also provided in the Issuer’s comparative financial statements for its most recently completed financial year.